PRIMERO MINING CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

April 5, 2011

SHAREHOLDERS OF PRIMERO MINING CORP.: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares of Primero Mining Corp., please contact Tamara Brown, Vice President, Investor Relations, at (416) 814-3168.

PRIMERO MINING CORP.
Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, B.C. V7X 1M6
Telephone: (604) 669-0040 / Facsimile: (604) 669-0014

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

             TAKE NOTICE that the annual and special meeting (the “Meeting”) of shareholders of PRIMERO MINING CORP. (the “Company”) will be held at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada on Tuesday, May 17, 2011 at 2:00 p.m. (Vancouver time), for the following purposes:

1.	to receive the financial statements of the Company for the financial year ended December 31, 2010 and the report of the auditor;

2.	to set the number of directors to be elected;

3.	to elect directors of the Company for the ensuing year;

4.	to appoint an auditor of the Company for the ensuing year;

5.	to consider, and if deemed advisable, to pass a resolution amending the Articles of the Company to allow general meetings to be held outside of British Columbia;

6.

to consider, and if deemed advisable, to pass a resolution to approve certain conversion features in the convertible promissory note issued to Desarrollos Mineros San Luis, S.A. de C.V., an indirect, wholly- owned subsidiary of Goldcorp Inc.;

7.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

8.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

             An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. No other matters are contemplated; however, any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

             Regardless of whether a shareholder plans to attend the Meeting in person, we request that each shareholder please complete, date, and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and Information Circular.

               Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A shareholder who holds shares in a brokerage account is not a registered shareholder.

DATED at Vancouver, British Columbia, April 5, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Wade Nesmith
Executive Chairman

i

PRIMERO MINING CORP.

Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, B.C. V7X 1M6
Telephone: (604) 669-0040 / Facsimile: (604) 669-0014

INFORMATION CIRCULAR
(unless otherwise specified, information is as of April 5, 2011)

           This Information Circular is furnished in connection with the solicitation of proxies by the management of Primero Mining Corp. (the “Company” or “Primero”) for use at the annual and special meeting (the “Meeting”) of its shareholders to be held at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada on Tuesday, May 17, 2011 at 2:00 p.m. (Vancouver time), for the purposes set forth in the accompanying notice of the Meeting.

           In this Information Circular, references to “we” and “our” refer to the Company. The “board of directors” or the “Board” refers to the board of directors of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Primero shareholders”, “shareholders”, and “shareholders of the Company” refer to shareholders of the Company. “Beneficial Shareholders” means shareholders of the Company who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

           The board of directors has approved the contents and the sending of this Management Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

           The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

           Wade Nesmith and David Blaiklock, the individuals named in the accompanying form of proxy (the “Proxy”), are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

           The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

           In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

           If you are a registered shareholder (a shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the Proxy and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet at Computershare’s website, www.computershare.com/ca/proxy. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number;

in all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

           The following information is of significant importance to shareholders of the Company who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders or as set out in the following disclosure.

           If Common Shares are listed in an account statement provided to a Company shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

           Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Company shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

           There are two kinds of Beneficial Shareholders – those who object to their identity being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing their identity (called “NOBOs” for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

           The Company is relying on the provisions of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

           These securityholder materials are being sent to both registered and non-registered owners of the Common Shares of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address, and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

           By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) carrying out your voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Objecting Beneficial Owners

            Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

           The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company, and who can be yourself), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting. To exercise this right, insert the name of the desired representative, who may be you, in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile, or provided to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

            This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

            In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it:

(a)

by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or to the Company at the address of the registered office of the Company at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	by personally attending the Meeting and voting the registered shareholder’s Common Shares.

            A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

            To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

            Rohan Hazelton and Timo Jauristo are directors of the Company. In addition, Mr. Hazelton is the Vice President, Finance of Goldcorp Inc. (“Goldcorp”) and Mr. Jauristo is the Executive Vice President, Corporate Development of Goldcorp. Goldcorp beneficially owns 31,151,200 Common Shares (see “Record Date and Voting Securities – Voting Securities”) and holds, though Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”), an indirect, wholly-owned subsidiary of Goldcorp, a US$60 million 12-month convertible note (“Note”) bearing interest at the rate of 3.0% . The Note is convertible into Common Shares at the option of DMSL at any time prior to its maturity date at a price of $6.00 per Common Share. At maturity, Primero has the option to repay the principal amount of the Note in cash or in Common Shares, subject to (i) the ability of DMSL to extend the maturity date for one year and (ii) shareholder approval. At the Meeting, shareholders will be asked to approve the Company’s ability to convert the Note into Common Shares. If DMSL exercises its option to convert the Note, Goldcorp will beneficially hold 41,651,200 Common Shares (which, if such conversion occurred as at April 5, 2011, would represent approximately 42.4% of the 98,280,669 Common Shares issued and outstanding). For more information about the Note and possible Common Share ownership positions of Goldcorp, as the controlling shareholder of DMSL, assuming that Primero exercises its option to convert the Note, see “Payment of Convertible Promissory Note” below.

RECORD DATE AND VOTING SECURITIES

Record Date

            The board of directors has fixed April 5, 2011 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either (i) attend the Meeting personally or (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

            Primero’s authorized share capital consists of an unlimited number of Common Shares without par value, and an unlimited number of preferred shares without par value. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “P”. As of April 5, 2011, there were 87,780,669 Common Shares issued and outstanding and no preferred shares issued and outstanding.

            Subject to the rights of holders of preferred shares of the Company, holders of Common Shares are entitled to dividends if, as, and when declared by the directors. Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. No group of shareholders of the Company has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

            To the knowledge of the directors and executive officers of the Company, the only person or corporation that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares is Goldcorp, as set out in the following table:

	Number of Common Shares	Percentage of Issued Common
Shareholder Name	Held	Shares

Goldcorp Inc.	31,151,200(1)	35.5%(2)

_______________
Notes:

(1)	The above information was supplied to the Company by the shareholder and from the insider reports available at www.sedi.ca.

(2)

Based on 87,780,669 Common shares outstanding at April 5, 2011. Goldcorp also holds, though DMSL, an indirect, wholly-owned subsidiary, a US$60 million 12-month convertible note bearing interest at the rate of 3.0%. The Note is convertible into Common Shares at the option of DMSL at any time prior to its maturity date at a price of $6.00 per Common Share. At maturity, Primero has the option to repay the principal amount of the Note in cash or in Common Shares, subject to (i) the ability of DMSL to extend the maturity date for one year and (ii) shareholder approval. At the Meeting, shareholders will be asked to approve the Company’s ability to convert the Note into Common Shares. If DMSL exercises its option to convert the Note, Goldcorp will beneficially hold 41,651,200 Common Shares (which, if such conversion occurred as at April 5, 2011, would represent approximately 42.4% of the 98,280,669 Common Shares issued and outstanding). For more information about the Note and possible Common Share ownership positions of Goldcorp, as the controlling shareholder of DMSL, assuming that Primero exercises its option to convert the Note, see “Payment of Convertible Promissory Note” below.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

            Primero is a Canadian-based precious metals producer with operations in Mexico. The Company focuses on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property, the San Dimas Mine, which it acquired on August 6, 2010 (the “Acquisition”). The San Dimas Mine is located in Mexico’s San Dimas district on the border of Durango and Sinaloa States and is an established property with a long operating history and a record of reserve replacement, resource conversion and exploration success. The Company believes that the San Dimas Mine provides a solid production base with immediate opportunities to optimize mine capacity, increase mill throughput and expand production. The Company also has one exploration property, Ventanas, located in Durango State, Mexico.

            The Company’s Common Shares are listed on the TSX under the symbol “P”. In addition, the Company’s common share purchase warrants trade on the TSX under the symbol “P.WT”.

            Additional information about Primero and its operations is available in its audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010, which can be accessed on SEDAR at www.sedar.com.

            The Company’s approach to executive compensation has transitioned this year from that of an exploration company to a junior gold and silver producer. When the Company was focused on exploration properties, its executive compensation was primarily option based. As part of its strategy to acquire mining operations in 2010, the Company added transaction completion incentives and restructured and expanded executive roles and responsibilities, resulting in the addition of several new key positions. Compensation programs were shifted to include competitive salary, performance-based cash incentives and long-term incentive awards typically seen in publicly listed mining companies with similar operating challenges. Following the acquisition of the San Dimas Mine, the Company introduced short term operating incentives to encourage successful transition to our first full year of operations, which will be 2011.

            The worldwide mining industry has experienced considerable growth over the past several years, which has significantly increased the demand for executives with mining-related skills and experience. Merger activities in the industry have led to stronger competitors with substantial financial resources and robust production profiles. At the same time, fewer people have entered the mining industry over the past two decades, constraining the supply of potential employees. As a result, the Company operates in a highly competitive market for executives and has designed its executive compensation program so as to attract, retain and motivate highly-qualified individuals with the mining and other related skills and experience necessary to execute the Company’s strategic plan and create sustainable value for Primero’s shareholders.

            The Company has designed its executive compensation program to emphasize performance-based incentives that reward its executives for the achievement of specific annual and long-term business goals. Given the Company’s emphasis on performance-based compensation, it is critical that its incentive programs reward executives for performance-based measures that they are able to influence. This presents a challenge because Primero operates in a commodity business with substantially all of its cash flow derived from the sale of gold and silver. As a result, the Company’s financial performance is directly related to the prices of these metals which fluctuate widely and are affected by numerous factors that are difficult to predict and beyond the Company’s control. For this reason, Primero has designed its incentive programs to emphasize its long-term operational value drivers of performance (production, cost and resource growth) over more cyclical measures of financial performance. Furthermore, precious metals companies are required to make significant substantial and sustained investment in exploration and development, at the expense of current earnings. For this reason, the Company has designed its incentive programs to emphasize long-term performance rather than short-term performance.

Objectives of Compensation Program

            The primary goal of Primero’s executive compensation program is to attract and retain the key executives necessary for Primero’s long term success, to encourage executives to further the long-term development of Primero and its operations, and to motivate top-quality, experienced executives. Primero considers base salary, an annual incentive award, incentive stock options and phantom share units (“PSUs”) to be the key elements of its executive compensation program.

Overview of Compensation Philosophy

            The following executive compensation principles guide the Company’s overall compensation philosophy:

  to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other mineral resource companies of a comparable size and stage of business development;

  to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met; and

  to align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s equity plans.

Compensation Review Process

Role of the Human Resources Committee

            The Human Resources Committee (formerly known as the Compensation Committee) is responsible for recommending the compensation of the Company’s executive officers to the Board. When considering the appropriate executive compensation to be paid to the executive officers, the Human Resources Committee has regard to a number of factors including:

  recruiting and retaining executives critical to the success of Primero and the enhancement of shareholder value;

  providing fair and competitive compensation;

  balancing the interests of management and our shareholders;

  rewarding performance, both on an individual basis and with respect to operations generally; and

  available financial resources.

            In addition, the Human Resources Committee receives recommendations from executive officers (see “– Role of Executive Officers”). The Committee reviews the basis for the recommendations made to it and has discretion to modify any of the recommendations prior to making its recommendations to the Board.

            The Human Resources Committee is comprised of three independent directors who meet at least twice a year. The members of the Human Resources Committee are David Demers (Chair), who has served on this committee since July 2010, Timo Jauristo, who has served on this committee since November 2010, and Robert Quartermain, who has served on this committee since July 2010. Each member has experience in executive compensation by virtue of his experience as current or former directors and officers of public corporations. The Board believes the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

            With respect to the financial year ended December 31, 2010, the Human Resources Committee:

  recommended that the Company adopt the recommendations of the third-party compensation advisor (see “– Compensation Review Process – Role of the Third Party Compensation Advisor”);

  recommended that the Company enter into employment agreements with Mr. Nesmith, Mr. Conway, Mr. Luna and Mr. Blaiklock (see “ – Executive Employment Agreements, Termination and Change in Control Provisions”);

  reviewed and accepted the recommendation of the President and Chief Executive Officer that the Company enter into employment agreements with Ms. Brown and Mr. Sandison (see “ – Executive Employment Agreements, Termination and Change in Control Provisions”);

  recommended that the Company grant Acquisition Incentive Options and Additional Acquisition Incentive Options, both as defined herein (see “– Elements of Executive Compensation – Equity Compensation”);

  recommended that the Company adopt, and make grants under, its PSU Plan (see “– Elements of Executive Compensation – Equity Compensation”);

  recommended that the Company adopt an annual performance-based cash incentives program, and award certain bonuses (see “– Annual Performance-Based Cash Incentives”); and

  recommended that the Company grant options to executives and directors under its Stock Option Plan (see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”).

Role of Executive Officers

            The President and Chief Executive Officer, and the Executive Chairman, play a role in executive compensation decisions, by:

  making recommendations to the Board regarding the Company’s annual business goals and objectives that provide the structure by which the annual goals and objectives of other executive officers and employees of the Company are aligned;

  making recommendations to the Human Resources Committee regarding the Company’s annual and long-term quantitative goals and the annual qualitative goals for the other executive officers; and

  making recommendations to the Human Resources Committee regarding executive officer base salary adjustments, target annual incentive awards and actual payouts, stock-based grants, and PSU grants and actual payouts.

Role of Third Party Compensation Advisor

            During the financial year ended December 31, 2010, the Human Resources Committee retained Roger Gurr & Associates, a third party compensation advisor (the “Consultant”), to, among other things, assess executive compensation for the Company on a post-Acquisition operating basis. The Consultant delivered a report entitled “Review of Senior Executive and Director Compensation” dated March 31, 2010 (the “Consultant’s Report”), and subsequent reports in October and November 2010 regarding executive and director compensation for 2011. The Company paid the Consultant $45,700 for its services in the financial year ended December 31, 2010.

            Based upon a review of compensation strategies of similar mining companies, the Consultant’s Report recommended an overall compensation strategy that includes salary, bonus and long-term incentive awards, including stock options. Recommendations made by the Consultant, or in which the Consultant is in agreement, are reflected in the executive compensation program described below and in the terms of the Executive Employment Agreements for Mr. Nesmith, Mr. Conway, Mr. Luna and Mr. Blaiklock (see “– Executive Employment Agreements, Termination and Change in Control Provisions”). The Consultant’s Report discussed a compensation strategy encompassing long-term incentives in the form of stock options and share-based awards, as well as one-time awards for the achievement of significant events that enhance shareholder value, but it did not specifically address the PSU Plan, PSU grants, the Acquisition Incentive Options or the Additional Acquisition Incentive Options (see “Elements of Executive Compensation – Equity Compensation”), or the Executive Employment Agreement for Ms. Brown or Mr. Sandison (see “– Executive Employment Agreements, Termination and Change in Control Provisions”).

Elements of Executive Compensation

Named Executive Officers

             The following individuals are the Company’s named executive officers (“Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2010:

  Wade Nesmith, Executive Chairman (since June 1, 2010), was President (from October 29, 2008 until September 28, 2009), Chief Executive Officer (from October 29, 2008 until June 1, 2010), and Co-Chair (from November 28, 2008 until June 1, 2010);

  Joseph Conway, President and Chief Executive Officer (since June 1, 2010);

  Eduardo Luna, Executive Vice President and President (Mexico) (since June 1, 2010), was President and Chief Operating Officer (from September 28, 2009 until June 1, 2010), and Co- Chair (from November 28, 2008 until June 1, 2010);

  David Blaiklock, Chief Financial Officer (since July 6, 2009);

  Tamara Brown, Vice President, Investor Relations (since June 1, 2010); and

  David Sandison, Vice President, Corporate Development (since October 18, 2010).

Summary of Elements of Executive Compensation

             Guided by its executive compensation principles and policies, the Human Resources Committee uses several components in its executive compensation program. For the financial year ended December 31, 2010, Primero’s executive compensation program consisted of the following elements:

  base salary;

  annual performance-based cash incentives (short-term incentives);

  equity compensation consisting of stock options and PSUs (long-term incentive); and

  other compensation, including long-term disability, life insurance and other standard benefits offered by Primero to its employees.

             The specific rationale, design, determination of amounts and related information regarding each of these components are outlined below.

Element of Compensation	Description	Relationship to Corporate Objectives

Base Salary	Base salaries are fixed and are used as the base to determine other elements of compensation and benefits.	Competitive base salaries enable the Company to attract and retain highly qualified executives.

Element of Compensation	Description	Relationship to Corporate Objectives

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives (i.e. bonuses) are a variable element of compensation designed to reward the Company’s executive officers for maximizing the overall annual performance of the Company.	Short-term incentives motivate executives to achieve corporate objectives and reward them when objectives are met or exceeded.

Stock Options	Stock options are a variable element of compensation intended to reward the Company’s executive team for its success in achieving sustained, long-term profitability and increases in stock value.	Long-term incentives encourage executives to remain with the Company, and align the interests of executives with long-term interests of shareholders.

Phantom Share Units	PSUs are a variable element of compensation intended to reward the Company’s executive team for its success in achieving sustained, long-term profitability and increases in stock value.	Long-term incentives encourage executives to remain with the Company, and align the interests of executives with long-term interests of shareholders.

Benchmarking

             The Human Resources Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge whether its compensation is competitive in the marketplace for its talent, as well as ensure that the Company’s compensation is reasonable. Accordingly, the Human Resources Committee reviews compensation levels for the Named Executive Officers against compensation levels of comparable companies.

             The following are the comparable companies used for the financial year ended December 31, 2010:

Alamos Gold Inc.	Golden Star Resources Ltd.
Anvil Mining Ltd.	Hecla Mining Co.
Aurizon Mines Ltd.	High River Gold Mines Ltd.
Breakwater Resources Ltd.	Iberian Minerals Corp.
Coeur d’Alene Mines Corp.	Jaguar Mining Inc.
Crew Gold Corp.	New Gold Inc.
Dundee Precious Metals Inc.	North American Palladium Ltd.
Eastern Platinum Ltd.	Northgate Minerals Corp.
Equinox Minerals Ltd.	Pan American Silver Corp.
FNX Mining Co. Inc.	Quadra Mining Ltd.
Gammon Gold Inc.	Semafo Inc.

             The criteria for choosing the comparable companies were mid-tier operating companies, mostly with a focus on precious metals (primarily gold).

Base Salary

             The Human Resources Committee arrived at its recommendations for base salaries after reviewing the Consultant’s Report, and recommended base salary midpoints between the median and 75th percentile of the comparator group, with provision for adjustment for unique experience and qualifications. Base salaries for the Mr. Nesmith, Mr. Conway and Mr. Luna are reviewed annually by the Human Resources Committee and any increases are recommended at the beginning of a fiscal year. Base salaries for the other NEOs are recommended by the President and Chief Executive Officer and reviewed by the Human Resources Committee. The Human Resources Committee has reviewed the base salaries for 2011 and, upon the advice of the President and Chief Executive Officer based on his understanding of the marketplace, as of the date of this Information Circular, has approved increases to Mr. Blaiklock’s base salary from $275,000 per year to $325,000 per year, and to Ms. Brown’s base salary from $175,000 per year to $195,000 per year.

Annual Performance-Based Cash Incentives

             Prior to its acquisition of the San Dimas Mine on August 6, 2010, the Company was operating as an exploration company and had no mining operations. Upon the acquisition of the San Dimas Mine, the Human Resources Committee recommended that the Board adopt a simplified approach to annual performance-based cash incentive awards for the balance of the 2010 fiscal year. Based on the Human Resources Committee’s recommendation, the Board adopted an annual performance-based cash incentive award for each NEO, except for Mr. Sandison who was appointed as Vice-President, Corporate Development in October 2010, (each an “Eligible NEO”), which was calculated as follows: salary bonus base multiplied by target bonus multiplied by bonus achievement factor.

Salary Bonus Base

             The salary bonus base was prorated from the start date of each Eligible NEO’s employment agreement, which was April 1, 2010 for Mr. Nesmith, Mr. Luna and Mr. Blaiklock, and June 1, 2010 for Mr. Conway and Ms. Brown. For example, if an Eligible NEO’s annual base salary is $400,000 and he or she had an effective start date of April 1, 2010, his or her salary bonus base for the 2010 interim period would be $300,000, being 9/12 of $400,000.

Target Bonus

             The target bonuses, which apply a factor based on the seniority of the officer’s position, and his or her industry experience and recognition, are set out below:

Named Executive Officer	Target Bonus
Wade Nesmith	50%
Joseph Conway	50%
Eduardo Luna	50%
David Blaiklock	40%
Tamara Brown	40%

Bonus Achievement

             The bonus achievement factor, which applies to each Eligible NEO, is the average of three corporate achievement factors: (a) reserve replacement; (b) actual production and cash costs compared with budget; and (c) shareholder return. Various thresholds relating to the above corporate achievement categories were established. The more superior the Company’s performance against those thresholds, the higher the potential bonus achievement factor (ranging from 0.8, where the threshold is met, to 1.6, where the threshold is significantly exceeded). Failure to meet a threshold in a particular category results in an achievement factor of zero for that category.

             The corporate achievement factors and the related thresholds were established with the intention that achieving a bonus would require a significant effort by Eligible NEOs and would be a challenge for the Company.

             For reserve replacement, the reserves at December 31, 2010 were compared to those at December 31, 2009. The minimum achievement factor ranged from 0.8 for achievement of 100% reserve replacement to 1.6 for achievement of 150% reserve replacement. During 2010 the Company was successful in achieving slightly more than 100% reserve replacement, resulting in an achievement factor of 0.8 for reserve replacement.

             For production and cash costs, the Company’s results for 2010 were compared to budget. Attaining budget would result in an achievement factor of 0.8, while performance at significantly better than budget would result in an achievement factor of 1.6. Since cash costs were higher than the threshold established for this category, the achievement factor was fixed at zero.

             For shareholder return, if the Company’s return matched the S&P/TSX Global Gold Index from August 6, 2010 to December 31, 2010, the minimum achievement factor of 0.8 would be assigned. Significantly exceeding the S&P/TSX Global Gold Index would result in an achievement factor of 1.6. Since the Company’s return significantly lagged the index for this period, the achievement factor was fixed at zero.

             The bonus achievement factor for each Eligible NEO is the average of the three corporate achievement factors discussed above, namely 0.8 divided by 3, or 0.27.

Bonuses Awarded

             Bonuses for the financial year ended December 31, 2010 were determined and awarded in March, 2011 on the basis described above with respect to performance in 2010. The bonus amounts, as disclosed in the following table, will be reported as income for 2011 by the respective Eligible NEO.

Name	Title	Bonus Amounts

Wade Nesmith	Executive Chairman	$40,000

Joseph Conway	President and Chief Executive Officer	$46,667

Eduardo Luna	Executive Vice President and President (Mexico)	$40,000

David Blaiklock	Chief Financial Officer	$22,000

Tamara Brown	Vice President, Investor Relations	$10,889

Annual Performance-Based Cash Incentives for 2011

             For 2011, based on the Human Resources Committee’s recommendation, the Board has approved an annual performance-based cash incentive award for each NEO that will be based upon two components: (1) corporate achievement and (2) personal achievement. In addition to reserve replacement, actual production and cash costs compared with budget, and shareholder return, the corporate achievement component will take into consideration safety and environmental performance. The personal achievement component will differ for each NEO and be based upon personal objectives.

Equity Compensation

             The Company’s Stock Option Plan (defined under “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”) and the Company’s PSU plan (the “PSU Plan”) serve two purposes: (a) to align the interests of the Company’s directors and executive officers with those of Primero’s shareholders, and (b) to provide a long-term incentive to reward those individuals for their contribution to generation of shareholder value. The vesting element encourages the executive to remain with the organization.

Stock Option Plan

             For a detailed discussion of the Stock Option Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”.

             The Company’s Disclosure, Confidentiality and Insider Trading Policy provides that employees shall trade Common Shares only within predetermined trading periods and shall not trade Common Shares if they are aware of undisclosed material information. Optionees may exercise their stock options only within these permitted trading periods.

             Recommendations for the grant of stock options to executive officers are made to the Human Resources Committee by the President and Chief Executive Officer of the Company. In determining the number of incentive stock options to be granted to Named Executive Officers, the Board has regard to several considerations, including the number of stock options granted to officers of comparable companies in terms of assets and industry, previous grants of options, the overall number of outstanding options relative to the number of outstanding Common Shares, and the responsibility, ability, experience, level of commitment, and the degree of time and effort expended, of the executive officer. The President and Chief Executive Officer of the Company does not make a recommendation to the Human Resources Committee with respect to the grant of his own stock options.

             When approving the Acquisition, the Board agreed to grant, concurrent with the completion of the Acquisition, stock options to its directors and officers (“Acquisition Incentive Options”), including 650,000 Acquisition Incentive Options to Named Executive Officers. The Board also granted additional stock options to its directors and officers as incentive for future efforts in connection with the business of the Company following the completion of the Acquisition (the “Additional Acquisition Incentive Options”), including 3,279,456 Additional Acquisition Incentive Options to Named Executive Officers. The Acquisition Incentive Options and the Additional Acquisition Incentive Options were granted concurrently with the closing of the Acquisition and have an exercise price of $6.00 per Common Share, a term of five years and vest over two years (with one-third vesting on the date of grant and one-third vesting on each of the next two anniversaries of the grant date).

In addition, following the appointment of David Sandison as Vice President, Corporate Development, the Board granted 200,000 stock options to Mr. Sandison, which have an exercise price of $6.43 per Common Share, a term of five years and vest over two years (with one-third vesting on the date of grant and one-third vesting on each of the next two anniversaries of the grant date). Therefore, during the financial year ended December 31, 2010, the Board on the recommendation of the Human Resources Committee granted to the Named Executive Officers an aggregate of 4,129,456 stock options, representing approximately 4.71% of the total number of Common Shares outstanding as at December 31, 2010, as follows:

			Number of			Accounting
		Number of	Additional	Number of	Total	Fair Value
		Acquisition	Acquisition	Other	Number of	of Option-
		Incentive	Incentive	Incentive	Stock	Based
Name	Title	Options	Options	Options	Options	Awards ($)(1)

Wade Nesmith	Executive Chairman	180,000	863,015	Nil	1,043,015	1,877,427

Joseph Conway	President and Chief Executive Officer	Nil	1,294,522	Nil	1,294,522	2,330,140

Eduardo Luna	Executive Vice President and President (Mexico)	180,000	863,015	Nil	1,043,015	1,877,427

David Blaiklock	Chief Financial Officer	90,000	258,904	Nil	348,904	628,027

Tamara Brown	Vice President, Investor Relations	200,000	Nil	Nil	200,000	360,000

David Sandison	Vice President, Corporate Development	Nil	Nil	200,000	200,000	382,000

Total		650,000	3,279,456	200,000	4,129,456	7,455,021

_______________
Notes:

(1)

The options vest over two years. The Acquisition Incentive Options and the Additional Acquisition Incentive Options were valued at $1.80 each, calculated using the Black-Scholes option pricing model with an exercise price of $6.00, expected life of 3 years, and volatility of 57%. The options granted to Mr. Sandison were valued at $1.91 each, calculated using the Black-Scholes option pricing model with an exercise price of $6.43, expected life of 3 years, and volatility of 49%. Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the shares. Readers are cautioned not to assume that the value derived from the model (or recorded in the financial statements) is the value that an optionee might receive as actual income.

PSU Plan

           In 2010, the Board approved the PSU Plan, which allows for an incentive and reward related to the achievement of long-term financial and strategic objectives of the Company and the resulting increase in shareholder value. The PSU Plan is intended to promote a greater alignment of interests between the shareholders and executive officers and employees by providing a non-dilutive opportunity to participate in increases in the value of the Company.

           The PSU Plan provides contingent future compensation based on Common Share price performance, but is payable only in cash and represents no potential for share dilution. Each PSU granted under the PSU Plan in 2010 will vest on the third anniversary of grant. Each PSU granted under the PSU Plan in 2011 will vest on the third anniversary of grant or as otherwise determined by the Board. A holder of a unit is entitled to receive, at that time, an amount equal to the average trading price per Common Share over the 20 preceding trading days. However, in the event of death or total disability of a holder or a termination of the employment of a holder without cause or if a holder resigns because of a material reduction in position, duties or remuneration within 12 months after a change of control, such holder’s PSUs will immediately vest and be paid out based on the then average trading price.

           With respect to the financial year ended December 31, 2010, the Board, on the recommendation of the Human Resources Committee granted to the Named Executive Officers an aggregate of 2,092,768 PSUs, as follows:

			Total Share-Based
Name	Title	Total Number of PSUs(1)	Awards ($)(2)

Wade Nesmith	Executive Chairman	482,692	2,220,383

Joseph Conway	President and Chief Executive Officer	965,384	4,440,766

Eduardo Luna	Executive Vice President and President (Mexico)	482,692	2,220,383

David Blaiklock	Chief Financial Officer	90,000	414,000

Tamara Brown	Vice President, Investor Relations	60,000	276,000

David Sandison	Vice President, Corporate Development	12,000	55,200

Total		2,092,768	9,626,732

_______________
Notes:

(1)

This column includes 1,820,768 PSUs that vest on August 6, 2013 if the Named Executive Officer is employed by the Company and 272,000 PSUs that were granted to the Named Executive Officers on February 27, 2011 in respect of services rendered in 2010 and vest one-third on each of the first, second and third anniversary of the grant date. The February 27, 2011 grants include 50,000 PSUs to Mr. Nesmith, 100,000 PSUs to Mr. Conway, 50,000 PSUs to Mr. Luna, 40,000 PSUs to Mr. Blaiklock, 20,000 PSUs to Ms. Brown, and 12,000 PSUs to Mr. Sandison.

(2)	The value of the PSUs in this table is $4.60 each, being the market value of the Common Shares on December 31, 2010.

Performance Graph

           In July 2008, the Company, which was then known as “Apoka Capital Corporation”, listed on the TSX Venture Exchange (the “TSXV”) as a “Capital Pool Company”. In October 2008, the Company completed its qualifying transaction under the TSXV’s Capital Pool Company policy (the “Qualifying Transaction”) by acquiring privately-owned Mala Noche Resources Corp. (“Mala Noche”). The Qualifying Transaction was a reverse takeover under Canadian GAAP and the policies of the TSXV whereby the Company acquired all of the outstanding securities of Mala Noche in exchange for Common Shares and options to purchase Common Shares. In October 2008, the Company, which changed its name to “Mala Noche Resources Corp.” upon completion of the Qualifying Transaction, commenced trading on the TSXV as a Tier 2 Mining Issuer.

           On August 6, 2010, the Company completed the Acquisition. To fund the cash portion of the purchase price for the Acquisition, on July 20, 2010, the Company completed an offering of 50,000,000 subscription receipts at an offering price of $6.00 per subscription receipt for gross proceeds of $300 million. Immediately before the completion of the Acquisition, the Company consolidated its Common Shares on the basis of one new Common Share for every 20 pre-consolidated Common Shares. On the closing of the Acquisition, each subscription receipt was automatically converted into one post-consolidation Common Share of the Company and 0.4 of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional post-consolidation Common Share at a price of $8.00 per share until July 20, 2015.

           In conjunction with the Acquisition, on August 18, 2010, the Company’s Common Shares ceased trading on the TSXV and, on August 19, 2010, the Company’s Common Shares commenced trading on the TSX.

           On a post-consolidation basis, the following graph compares the total cumulative return for $100 invested in Common Shares on July 18, 2008 against the total cumulative return of the S&P/TSX Venture Composite Index and the S&P/TSX Composite Index over the period during which Primero has been a reporting issuer:

	Jul. 18/08	Dec. 31/08	Dec. 31/09	Aug. 19/10(1)	Dec. 31/10
Primero	$100	$25	$100	$131	$115
S&P/TSX Venture Composite Index	$100	$35	$66	$64	$100
S&P/TSX Composite Index	$100	$66	$87	$87	$99

_______________
Notes:

(1)	On August 18, 2010, the Company’s Common Shares ceased trading on the TSXV and, on August 19, 2010, the Company’s Common Shares commenced trading on the TSX.

           Overall compensation for the Company’s NEOs increased significantly from 2008 to 2010. While the Company’s share price performance over the same period did not increase significantly overall, the trend in the above graph shows the Company’s share price performance generally following, with increased volatility, that of the S&P TSX Venture Composite Index until December 2009. Between December 2009 and August 2010, the Company’s share price performance outperformed both the S&P TSX Venture Composite Index and the S&P TSX Composite index over the same period. Between August 2010 and December 2010, the Company’s share price performance has underperformed the general trend of the S&P TSX Composite Index over the same period.

           The Company’s approach to executive compensation has transitioned from that of an exploration company to a junior gold and silver producer. When the Company was focused on exploration properties, its executive compensation was primarily option-based. As part of its strategy to acquire mining operations, the Company re-evaluated its approach to executive compensation and added salary, performance-based cash incentives and long-term incentive award components. A portion of the base salary for each of Mr. Nesmith, Mr. Conway, Mr. Luna and Mr. Blaiklock was deferred until the Company completed a fundamental acquisition and stock options were granted concurrently with the closing of such an acquisition. Following the Acquisition in August 2010, the Company’s executive compensation program focuses on performance-based incentives. The Eligible NEOs’ performance-based cash incentives targets were set by the Human Resources Committee in November 2010, while the bonuses paid reflect the fact that the Company did not meet all of its target performance measures. In addition, PSUs were granted to the NEOs for their service in 2010, the value of which is dependent upon the Company’s future stock performance.

Summary Compensation Table

           The following table sets out information concerning the compensation earned or awarded to the Named Executive Officers during the financial years ended December 31, 2010, 2009 and 2008:

						Non-equity
						incentive plan
						compensation
						($)

			Share-				Long-	All other		Total
			based	Option-based		Annual	term	compen-		compen-
Name and current		Salary	awards	awards		incentive	incentive	sation		sation
principal position	Year	($)	($)(1)	($)(2)		plans	plans	($)		($)

Wade Nesmith(3) Executive Chairman (formerly CEO and Co-Chair)	2010	300,000	2,220,383	2,455,427	(4)	40,000	Nil	9,866	(6)(7)	5,025,676
	2009	Nil	Nil	Nil		Nil	Nil	30,000	(6)	30,000
	2008	Nil	Nil	162,828	(5)	Nil	Nil	5,000	(6)	167,828

Joseph Conway(8) President and CEO	2010	350,000	4,440,766	2,330,140	(9)	46,667	Nil	2,415	(10)	7,169,988
	2009	N/A	N/A	N/A		N/A	N/A	N/A		N/A
	2008	N/A	N/A	N/A		N/A	N/A	N/A		N/A

Eduardo Luna(11) Executive Vice President and President (Mexico) (formerly President, Co-Chair, and Chief Operating Officer)	2010	300,000	2,220,383	2,455,427	(12)	40,000	Nil	9,866	(7)(14)	5,025,676
	2009	Nil	Nil	Nil		Nil	Nil	30,000	(14)	30,000
	2008	Nil	Nil	122,121	(13)	Nil	Nil	5,000	(14)	127,121

David Blaiklock(15) CFO	2010	206,250	414,000	974,827	(16)	22,000	Nil	35,366	(7)(17)	1,652,443
	2009	Nil	Nil	Nil		Nil	Nil	66,000	(17)	66,000
	2008	N/A	N/A	N/A		N/A	N/A	N/A		N/A

Tamara Brown(18) Vice President, Investor Relations	2010	102,083	276,000	360,000	(19)	10,889	Nil	2,575	(20)	751,547
	2009	N/A	N/A	N/A		N/A	N/A	N/A		N/A
	2008	N/A	N/A	N/A		N/A	N/A	N/A		N/A

David Sandison(21) Vice President, Corporate Development	2010	53,125	55,200	382,000	(22)	Nil	Nil	1,311	(23)	491,636
	2009	N/A	N/A	N/A		N/A	N/A	N/A		N/A
	2008	N/A	N/A	N/A		N/A	N/A	N/A		N/A

_______________
Notes:

(1)

The Company valued the PSUs at $4.60 each, being the market value of the Common Shares on December 31, 2010. This column includes 1,820,768 PSUs that vest on August 6, 2013 if the Named Executive Officer is employed by the Company and 272,000 PSUs that were granted to the Named Executive Officers on February 27, 2011 in respect of services rendered in 2010 and vest one-third on each of the first, second and third anniversary of the grant date. The February 27, 2011 grants include 50,000 PSUs to Mr. Nesmith, 100,000 PSUs to Mr. Conway, 50,000 PSUs to Mr. Luna, 40,000 PSUs to Mr. Blaiklock, 20,000 PSUs to Ms. Brown, and 12,000 PSUs to Mr. Sandison.

(2)	The fair value of the options is estimated using the Black-Scholes option pricing model.

(3)

Mr. Nesmith was appointed Executive Chairman of Primero on June 1, 2010. He was President of Primero from October 29, 2008 until September 28, 2009, CEO of Primero from October 29, 2008 until June 1, 2010, and Co-Chair of Primero from November 28, 2008 until June 1, 2010. Mr. Nesmith currently receives his compensation pursuant to the terms of an executive employment agreement effective April 1, 2010. See “ – Executive Employment Agreements, Termination and Change in Control Provisions”.

(4)

On August 6, 2010, Mr. Nesmith was granted options to purchase 1,043,015 Common Shares, one-third of which vested on August 6, 2010 and one-third is to vest on each of August 6, 2011 and August 6, 2012, at a per share exercise price of $6.00 expiring on August 6, 2015. These options have a grant date fair value of $1.80 each, calculated using the Black- Scholes option pricing model with an exercise price of $6.00, expected life of 3 years, and volatility of 57%. On July 9, 2009, Mr. Nesmith was granted options to purchase, on a post-consolidation basis, 100,000 Common Shares, 40% of which vested on July 9, 2009 and 30% is to vest on each of July 9, 2010 and July 9, 2011, at a per share exercise price of $2.70 expiring on July 9, 2019. In accordance with Canadian GAAP, these options were deemed granted on June 28, 2010, being the date on which shareholders of the Company approved amendments to the Company’s share option plan. These options have a fair value on the deemed grant date of $5.78 each, calculated using the Black-Scholes option pricing model with an exercise price of $2.70, expected life of 6 years, and volatility of 75%.

(5)

On October 29, 2008, Mr. Nesmith was granted options to purchase, on a post-consolidation basis, 60,000 Common Shares at a per share exercise price of $4.20 expiring on July 29, 2013. These options have a grant date fair value of $2.71 each, using the Black-Scholes option pricing model with an exercise price of $4.20, expected life of 4.75 years, and volatility of 81%.

(6)

From November 1, 2008 to March 31, 2010, Mr. Nesmith’s compensation was paid pursuant to the terms of a consulting services agreement among Primero, Mr. Nesmith, and Nesmith Capital Corp., a private company controlled by Mr. Nesmith through which Mr. Nesmith received his compensation. Mr. Nesmith was paid a fee of $2,500 per month for his consulting services. Mr. Nesmith currently receives his compensation pursuant to the terms of an executive employment agreement effective April 1, 2010. See “ – Executive Employment Agreements, Termination and Change in Control Provisions”.

(7)	Includes $2,366 representing long-term disability, life insurance and parking contributions made by the Company on behalf of the NEO.

(8)

Mr. Conway was appointed President and CEO of Primero on June 1, 2010. Mr. Conway currently receives his compensation pursuant to the terms of an executive employment agreement effective June 1, 2010. See “ – Executive Employment Agreements, Termination and Change in Control Provisions”.

(9)

On August 6, 2010, Mr. Conway was granted options to purchase 1,294,522 Common Shares, one-third of which vested on August 6, 2010 and one-third is to vest on each of August 6, 2011 and August 6, 2012, at a per share exercise price of $6.00 expiring on August 6, 2015. These options have a grant date fair value of $1.80 each, calculated using the Black- Scholes option pricing model with an exercise price of $6.00, expected life of 3 years, and volatility of 57%.

(10)	Represents long-term disability, life insurance and parking contributions made by the Company on behalf of Mr. Conway.

(11)

Mr. Luna was appointed Executive Vice President and President (Mexico) of Primero on June 1, 2010. He was President and COO of Primero from September 28, 2009 until June 1, 2010, and Co-Chair of Primero from November 28, 2008 until June 1, 2010. Mr. Luna currently receives his compensation pursuant to the terms of an executive employment agreement effective April 1, 2010. See “ – Executive Employment Agreements, Termination and Change in Control Provisions”.

(12)

On August 6, 2010, Mr. Luna was granted options to purchase 1,043,015 Common Shares, one-third of which vested on August 6, 2010 with the remainder vesting as to one-third on each of August 6, 2011 and August 6, 2012, at per share exercise price of $6.00 expiring on August 6, 2015. These options have a grant date fair value of $1.80 each, calculated using the Black-Scholes option pricing model with an exercise price of $6.00, expected life of 3 years, and volatility of 57%. On July 9, 2009, Mr. Luna was granted options to purchase, on a post-consolidation basis, 100,000 Common Shares, 40% of which vested on July 9, 2009 with the remainder vesting as to 30% on each of July 9, 2010 and July 9, 2011, at a per share exercise price of $2.70 expiring on July 9, 2019. In accordance with Canadian GAAP, these options were deemed granted on June 28, 2010, being the date on which shareholders of the Company approved amendments to the Company’s share option plan. These options have a fair value on the deemed grant date of $5.78 each, calculated using the Black- Scholes option pricing model with an exercise price of $2.70, expected life of 6 years, and volatility of 75%.

(13)

On October 29, 2008, Mr. Luna was granted options to purchase, on a post-consolidation basis, 45,000 Common Shares at a per share exercise price of $4.20 expiring on July 29, 2013. These options have a grant date fair value of $2.71 each, using the Black-Scholes option pricing model with an exercise price of $4.20, expected life of 4.75 years, and volatility of 81%.

(14)

From November 1, 2008 to March 31, 2010, Mr. Luna’s compensation was paid pursuant to the terms of a consulting services agreement between Primero and Mr. Luna. Mr. Luna was paid a fee of $2,500 per month for his consulting services. Mr. Luna currently receives his compensation pursuant to the terms of an executive employment agreement effective April 1, 2010. See “ – Executive Employment Agreements, Termination and Change in Control Provisions”.

(15)

Mr. Blaiklock was appointed CFO of Primero on July 6, 2009. Mr. Blaiklock currently receives his compensation pursuant to the terms of an executive employment agreement effective April 1, 2010. See “ – Executive Employment Agreements, Termination and Change in Control Provisions”.

(16)

On August 6, 2010, Mr. Blaiklock was granted options to purchase 348,904 Common Shares, one-third of which vested on August 6, 2010 with the remainder vesting as to one-third on each of August 6, 2011 and August 6, 2012, at a per share exercise price of $6.00 expiring on August 6, 2015. These options have a grant date fair value of $1.80 each, calculated using the Black-Scholes option pricing model with an exercise price of $6.00, expected life of 3 years, and volatility of 57%. On July 9, 2009, Mr. Blaiklock was granted options to purchase, on a post-consolidation basis, 60,000 Common Shares, 40% of which vested on July 9, 2009 with the remainder vesting as to 30% on each of July 9, 2010 and July 9, 2011, at a per share exercise price of $2.70 expiring on July 9, 2019. In accordance with Canadian GAAP, these options were deemed granted on June 28, 2010, being the date on which shareholders of the Company approved amendments to the Company’s share option plan. These options have a fair value on the deemed grant date of $5.78 each, calculated using the Black-Scholes option pricing model with an exercise price of $2.70, expected life of 6 years, and volatility of 75%.

(17)

From July 1, 2009 to March 31, 2010, Mr. Blaiklock’s compensation was paid pursuant to the terms of a consulting services agreement between Primero and Mr. Blaiklock. Mr. Blaiklock was paid a fee of $11,000 per month for his consulting services. Mr. Blaiklock currently receives his compensation pursuant to the terms of an executive employment agreement effective April 1, 2010. See “ – Executive Employment Agreements, Termination and Change in Control Provisions”.

(18)

Ms. Brown was appointed Vice President, Investor Relations of Primero on June 1, 2010. Ms. Brown currently receives her compensation pursuant to the terms of an executive employment agreement effective June 1, 2010. See “ – Executive Employment Agreements, Termination and Change in Control Provisions”.

(19)

On August 6, 2010, Ms. Brown was granted options to purchase 200,000 Common Shares, one-third of which vested on August 6, 2010 with the remainder vesting as to one-third on each of August 6, 2011 and August 6, 2012, at a per share exercise price of $6.00 expiring on August 6, 2015. These options have a grant date fair value of $1.80 each, calculated using the Black-Scholes option pricing model with an exercise price of $6.00, expected life of 3 years, and volatility of 57%.

(20)	Represents long-term disability, life insurance and parking contributions made by the Company on behalf of Ms. Brown.

(21)

Mr. Sandison was appointed Vice President, Corporate Development on October 18, 2010. Mr. Sandison currently receives his compensation pursuant to the terms of an executive employment agreement effective October 18, 2010. See “ – Executive Employment Agreements, Termination and Change in Control Provisions”.

(22)

On November 12, 2010, Mr. Sandison was granted options to purchase 200,000 Common Shares, one-third of which vested on November 12, 2010 with the remainder vesting as to one-third on each of November 12, 2011 and November 12, 2012, at a per share exercise price of $6.43 expiring on November 12, 2015. These options have a grant date fair value of $1.91 each, calculated using the Black-Scholes option pricing model with an exercise price of $6.43, expected life of 3 years, and volatility of 49%.

(23)	Represents long-term disability and life insurance contributions made by the Company on behalf of Mr. Sandison.

           The fair value of the options in the above table is estimated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an optionee might receive if the options were freely-traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes. For financial statement purposes, the fair value of options and PSUs is charged to the statement of operations ratably over the vesting period, whereas for the purposes of this Information Circular the fair value is shown in totality on the date of grant.

           As of the date of this Information Circular, Primero does not offer any benefits to its Named Executive Officers other than as disclosed in this Information Circular. See “ – Executive Employment Agreements, Termination and Change in Control Provisions” for a discussion of benefits awarded pursuant to the terms of executive employment agreements between the Company and each of Mr. Nesmith, Mr. Conway, Mr. Luna, Mr. Blaiklock, Ms. Brown and Mr. Sandison.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

           For a discussion of the Company’s Stock Option Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”, and for a discussion of the Company’s PSU Plan see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Equity Compensation – PSU Plan”.

           The following table sets out the awards granted to Named Executive Officers that are outstanding at the end of the fiscal year ended December 31, 2010. This table includes awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards

						Market or
					Number	payout
	Number of			Value of	of shares	value of
	securities			unexercised	or units of	share-based
	underlying	Option		in-the-	shares	awards that
	unexercised	exercise		money	that have	have not
	options	price	Option expiration	options	not vested	vested
Name	(#)	($)	date	($)(1)	(#)(2)	($)(3)

Wade Nesmith	60,000	4.20	July 29, 2013	24,000	482,692	2,220,383
Executive	100,000	2.70	July 9, 2019	190,000
Chairman	1,043,015	6.00	August 6, 2015	Nil

Joseph Conway	1,294,522	6.00	August 6, 2015	Nil	956,384	4,399,366
President and CEO

Eduardo Luna	45,000	4.20	July 29, 2013	18,000	482,692	2,220,383
Executive Vice	100,000	2.70	July 9, 2019	190,000
President and	1,043,015	6.00	August 6, 2015	Nil
President (Mexico)

David Blaiklock	60,000	2.70	July 9, 2019	114,000	90,000	414,000
CFO	348,904	6.00	August 6, 2015	Nil

Tamara Brown	200,000	6.00	August 6, 2015	Nil	60,000	276,000
Vice President,
Investor Relations

David Sandison	200,000	6.43	November 12, 2015	Nil	12,000	55,200
Vice President,
Corporate
Development

_______________
Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying stock on the TSX on December 31, 2010. The market value is the closing price of Primero’s Common Shares on the TSX on December 31, 2010, the last day the Common Shares traded on the TSX during the year ended December 31, 2010. The closing price of the Common Shares on December 31, 2010 was $4.60 per share.

(2)

Includes 1,820,768 PSUs that vest on August 6, 2013 if the Named Executive Officer is employed by the Company and 272,000 PSUs that were granted to the Named Executive Officers on February 27, 2011 in respect of services rendered in 2010 and vest one-third on each of the first, second and third anniversary of the grant date. The February 27, 2011 grants include 50,000 PSUs to Mr. Nesmith, 100,000 PSUs to Mr. Conway, 50,000 PSUs to Mr. Luna, 40,000 PSUs to Mr. Blaiklock, 20,000 PSUs to Ms. Brown, and 12,000 PSUs to Mr. Sandison.

(3)	The Company valued the PSUs at $4.60 each, being the market value of the Common Shares on December 31, 2010.

Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2010

           The following table sets out, for each NEO, the value of option-based and share-based awards vested, and the value earned of non-equity incentive plan compensation, during the year ended December 31, 2010:

			Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during the	Value vested during the	Value earned during the
	year	year	year
Name	($)	($)	($)

Wade Nesmith	161,000(1)	Nil	40,000
Executive Chairman

Joseph Conway	Nil(2)	Nil	46,667
President and CEO

Eduardo Luna	161,000(3)	Nil	40,000
Executive Vice President and
President (Mexico)

David Blaiklock	96,600(4)	Nil	22,000
CFO

Tamara Brown	Nil(5)	Nil	10,889
Vice President,
Investor Relations

David Sandison	Nil(6)	Nil	Nil
Vice President,
Corporate Development

_______________
Notes:

(1)

The closing price on the vesting date of 70,000 options, which are exercisable at $2.70, was $5.00. This figure does not include 347,672 options that are exercisable at $6.00 (the closing price on the vesting date for these options was $5.25).

(2)	This figure does not include 431,507 options that are exercisable at $6.00 (the closing price on the vesting date for these options was $5.25).

(3)

The closing price on the vesting date of 70,000 options, which are exercisable at $2.70, was $5.00. This figure does not include 347,672 options that are exercisable at $6.00 (the closing price on the vesting date for these options was $5.25).

(4)

The closing price on the vesting date of 42,000 options, which are exercisable at $2.70, was $5.00. This figure does not include 116,301 options that are exercisable at $6.00 (the closing price on the vesting date for these options was $5.25).

(5)	This figure does not include 200,000 options that are exercisable at $6.00 (the closing price on the vesting date for these options was $5.25).

(6)	This figure does not include 200,000 options that are exercisable at $6.43 (the closing price on the vesting date for these options was $5.96).

Executive Employment Agreements, Termination and Change in Control Provisions

           Mr. Nesmith, Mr. Conway, Mr. Luna, Mr. Blaiklock, Ms. Brown and Mr. Sandison are each party to certain executive employment agreements with Primero (the “Executive Employment Agreements”). Pursuant to the terms of the Executive Employment Agreements, Mr. Nesmith, Mr. Conway, Mr. Luna, Mr. Blaiklock, Ms. Brown and Mr. Sandison are eligible to participate in the Stock Option Plan, are entitled to participate in any bonus plan established by the Board, and may receive, at the discretion of the Board, an annual performance-based bonus. In accordance with the terms of the Executive Employment Agreements, Mr. Nesmith, Mr. Conway, Mr. Luna, Mr. Blaiklock, Ms. Brown and Mr. Sandison are also entitled to receive other standard benefits made available by the Company, and are entitled to be reimbursed for all reasonable expenses incurred in connection with their duties on behalf of the Company.

           The Executive Employment Agreements, other than those of Ms. Brown and Mr. Sandison, provided for a portion of each executive employee’s base annual salary (the “Base Salary”) to be deferred until the Company completed a fundamental acquisition (the “Deferred Salary”). For the purposes of the Executive Employment Agreements, the Acquisition qualified as a fundamental acquisition. Upon completion of the Acquisition, (a) the amount of the accrued Deferred Salary was paid by Primero in one or more lump sum payments, and (b) the Base Salary became payable in full on a going-forward basis.

           In the event of a termination without cause, the terminated executive is entitled to either a certain amount of notice, termination payment, or a combination of notice and termination payment, and in certain cases, a bonus or benefits payment. The Executive Employment Agreements also include dual-trigger “Change in Control” provisions that will trigger the payment of severance to an executive if at any time within 12 months after the occurrence of a “Change in Control” (in the case of Mr. Nesmith, Mr. Conway, Mr. Luna and Mr. Blaiklock) or at any time during the first year of the term of the executive’s Executive Employment Agreement (in the case of Ms. Brown and Mr. Sandison): (a) the executive is terminated without cause, or (b) the executive elects to resign because of a material reduction or change in his or her position, duties, or remuneration. The amount of the severance payment upon termination without cause or resignation related to a Change of Control will be based on the Base Salary and is equal to 200% of Base Salary in the case of Mr. Nesmith, Mr. Conway and Mr. Luna, and 150% of the Base Salary in the case of Mr. Blaiklock, Ms. Brown and Mr. Sandison. In addition, all outstanding options granted to a terminated employee, and any options agreed to be issued to such employee upon the occurrence of a certain event, will vest immediately, subject to the terms of the Company’s share option plan, and continue to be exercisable for the duration of the relevant term.

           Pursuant to the terms of the Executive Employment Agreements, the compensation paid to each executive will be subject to annual review by the Board which shall consider factors such as the performance of the executive, the performance of the Company, and comparable salaries in the industry and marketplace.

           The Executive Employment Agreements are effective until such time as they are terminated in accordance with the terms of the agreements. Any waiver to the terms of the Executive Employment Agreements must be consented to in writing by the non-waiving party, and in the case of the Company, approved by the board of directors.

     The estimated incremental payments from the Company to each executive employee upon termination without cause or resignation related to a Change in Control, and without cause (not related to a Change in Control), assuming the triggering event occurred on December 31, 2010, are as follows:

NEO		Change in Control Payments(1)	Termination Without Cause Payments

Wade Nesmith Executive Chairman	Salary	$800,000	$800,000(2)

	Bonus	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.(3)	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination date.(4)

Joseph Conway CEO	Salary	$1,200,000	$1,200,000(2)

	Bonus	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.(3)	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination date.(4)

Eduardo Luna Executive Vice President and President (Mexico)	Salary	$800,000	$800,000(2)

	Bonus	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.(3)	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination date.(4)

David Blaiklock CFO	Salary(5)	$412,500	$412,500(6)

	Bonus	One and one-half times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.(3)	One and one-half times the average amount of annual bonuses paid to the executive in the two years prior to the termination date.(7)

Tamara Brown Vice President, Investor Relations	Salary(8)	$262,500(9)	$175,000(10)

	Bonus	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.(3)(9)	Nil

David Sandison Vice President, Corporate Development	Salary	$382,500(9)	$382,500(11)

	Bonus	One and one-half times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.(7)(9)	Nil

	Benefits	$38,250(12)	$25,500(12)

_______________
Notes:

(1)

In addition to the salary payable to an executive upon resignation or termination in the event of a Change in Control, each of Mr. Nesmith, Mr. Conway, Mr. Luna, Mr. Blaiklock, Ms. Brown and Mr. Sandison are entitled to all amounts earned but unpaid prior to the termination or resignation date including: (a) outstanding and accrued vacation pay, and (b) all reimbursable expenses.

(2)	The terminated executive will be entitled to either 24 months notice, payment in lieu of notice based on the full Base Salary, or a combination of payment and notice, and a bonus.

(3)

In the event that the terminated executive has not been paid a bonus during such two-year period, the bonus amounts payable upon resignation or termination, as applicable, will not be less than the target bonus amounts set annually by the Board pursuant to the terms of the applicable Executive Employment Agreement.

(4)

If the terminated executive has not been paid a bonus during such two year period, he will be paid a bonus of at least twice the amount of the target bonus set by the Board in accordance with the terms of the relevant Executive Employment Agreement.

(5)	On December 31, 2010, Mr. Blaiklock’s salary was $275,000 per year. As of the date of this Information Circular, his salary is $325,000 per year.

(6)	Mr. Blaiklock will be entitled to either 18 months notice, payment in lieu of notice based on the full Base Salary, or a combination of payment and notice, and a bonus.

(7)

If not paid a bonus during such two year period, the terminated executive will be paid a bonus of at least 1.5 times the amount of the target bonus set by the Board in accordance with the terms of the applicable Executive Employment Agreement.

(8)	On December 31, 2010, Ms. Brown’s salary was $175,000 per year. As of the date of this Information Circular, her salary is $195,000 per year.

(9)

After the first year of the term of the NEO’s Executive Employment Agreement, the incremental payments from the Company to the NEO upon termination without cause or resignation related to a Change of Control will be the same as the incremental payments upon termination without cause (not related to a Change in Control).

(10)	Ms. Brown will be entitled to either 12 months notice, payment in lieu of notice based on the full Base Salary, or a combination of payment and notice.

(11)	Mr. Sandison will be entitled to either 18 months notice, payment in lieu of notice based on the full Base Salary, or a combination of payment and notice.

(12)

The Company may elect, in lieu of this payment, to provide to Mr. Sandison continuation of the benefits set out in his Executive Employment Agreement for a period of 18 months after termination of his Executive Employment Agreement.

Director Compensation

           In its consideration of the implementation of a director compensation strategy, the Human Resources Committee reviewed the Consultant’s Report and, relying on such report, on April 22, 2010, delivered its recommendation to adopt the compensation strategy set out in the Consultant’s Report including additional director compensation for incumbent directors and compensation for new directors related to services provided in connection with the Acquisition. On April 22, 2010, the Board adopted the Consultant’s Report and implemented as Company policy regarding directors’ compensation a compensation strategy consistent with the Consultant’s Report, other than the annual cash compensation payable to the Chair of the Audit Committee which the Board adjusted from $15,000 to $20,000 based on data collected from publicly-filed documents. The Board is satisfied that the compensation structure is reasonable and will assist in attracting and retaining superior candidates for Board service.

Services Provided	Compensation Payable

Lead Director	$80,000 per year

Board Member	$50,000 per year

Chair, Audit Committee	$20,000 per year

Chair, Compensation Committee	$10,000 per year

Chair, Other Committee	$5,000 per year

Services Provided	Compensation Payable

Meeting Fees	$1,500 per meeting

Travel Day Fees	$1,500 per day

     In addition to the cash compensation strategy outlined above, the Board adopted the recommendation set out in the Consultant’s Report that, in the first year following completion of the Acquisition, the Company use options as the equity component of directors’ compensation.

     The following disclosure summarizes the amount of compensation provided to each of the directors during the Company’s most recently completed financial year ended December 31, 2010, but excludes the compensation of Mr. Nesmith, Mr. Conway and Mr. Luna as they were compensated solely as officers of the Company. See “ – Summary Compensation Table” for a summary of the compensation paid to Mr. Nesmith, Mr. Conway and Mr. Luna during the financial year ended December 31, 2010.

			Accounting
		Share-	Fair Value of	Non-equity
		based	Option-based	incentive plan	All other
	Fees earned	awards	awards	compensation	compensation	Total
Name	($)	($)	($)(1)	($)	($)	($)

David Demers	80,000	Nil	323,014	Nil	Nil	403,014

Michael Riley	78,167	Nil	296,014	Nil	Nil	374,181

Grant Edey	56,500	Nil	233,014	Nil	Nil	289,514

Robert Quartermain	41,167	Nil	233,014	Nil	Nil	274,181

Rohan Hazelton	Nil	Nil	Nil	Nil	Nil	Nil

Timo Jauristo	Nil	Nil	Nil	Nil	Nil	Nil

_______________
Notes:

(1)

The options vest over two years. The options were valued at $1.80 each, calculated using the Black-Scholes option pricing model with an exercise price of $6.00, expected term of 3 years, and volatility of 57%. Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Readers are cautioned not to assume that the value derived from the model (or recorded in the financial statements) is the value that an employee might receive as actual income.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

           For a discussion of the Company’s Stock Option Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”, and for a discussion of the Company’s PSU Plan see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Equity Compensation – PSU Plan”.

           The following table sets out the awards granted to Primero’s directors that are outstanding at the end of the fiscal year ended December 31, 2010. This table includes awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards

						Market or
					Number of	payout value
	Number of			Value of	shares or	of share-
	securities			unexercised	units of	based
	underlying	Option		in-the-	shares that	awards that
	unexercised	exercise		money	have not	have not
	options	price	Option	options	vested	vested
Name	(#)	($)	expiration date	($)(1)	(#)	($)

David Demers	20,000	4.20	July 29, 2013	8,000	N/A	N/A
	10,000	2.70	July 9, 2014	19,000
	179,452	6.00	August 6, 2015	Nil

Michael Riley	164,452	6.00	August 6, 2015	Nil	N/A	N/A

Grant Edey	129,452	6.00	August 6, 2015	Nil	N/A	N/A

Robert Quartermain	129,452	6.00	August 6, 2015	Nil	N/A	N/A

Rohan Hazelton	Nil	N/A	N/A	N/A	N/A	N/A

Timo Jauristo	Nil	N/A	N/A	N/A	N/A	N/A

_______________
Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying stock on the TSX on December 31, 2010. The market value is the closing price of Primero’s Common Shares on the TSX on December 31, 2010, the last day the Common Shares traded on the TSX during the year ended December 31, 2010. The closing price of the Common Shares on December 31, 2010 was $4.60 per share.

Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2010

           The following table sets out, for each Named Executive Officer, the value of option-based and share-based awards vested, and the value earned of non-equity incentive plan compensation, during the year ended December 31, 2010:

Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during the	Value vested during the	Value earned during the
	year	year	year
Name	($)	($)	($)

David Demers	Nil(1)	Nil	Nil

Michael Riley	Nil(2)	Nil	Nil

Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during the	Value vested during the	Value earned during the
	year	year	year
Name	($)	($)	($)

Grant Edey	Nil(3)	Nil	Nil

Robert Quartermain	Nil(4)	Nil	Nil

Rohan Hazelton	Nil	Nil	Nil

Timo Jauristo	Nil	Nil	Nil

_______________
Note:

(1)	This figure does not include 179,452 options that are exercisable at $6.00 (the closing price on the vesting date for these options was $5.25).

(2)	This figure does not include 164,452 options that are exercisable at $6.00 (the closing price on the vesting date for these options was $5.25).

(3)	This figure does not include 129,452 options that are exercisable at $6.00 (the closing price on the vesting date for these options was $5.25).

(4)	This figure does not include 129,452 options that are exercisable at $6.00 (the closing price on the vesting date for these options was $5.25).

Directors’ and Officers’ Liability Insurance

           The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $40 million with a $50,000 deductible per claim. The cost of coverage for the term August 6, 2010 to August 6, 2011 was $162,000. Directors and officers do not pay any portion of the premiums and no indemnity claims were made or became payable in 2010.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Stock Option Plan

     The Company’s amended and restated 2010 stock option plan dated for reference May 29, 2010 (the “Stock Option Plan”) was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 28, 2010 and was implemented upon the Common Shares becoming listed on the TSX on August 19, 2010. A copy of the Stock Option Plan is attached as Schedule D to the information circular dated June 2, 2010 for the annual and special meeting of shareholders held on June 28, 2010, which can be accessed on SEDAR at www.sedar.com.

           As of December 12, 2010, the Board approved an amendment, effective January 1, 2011, to the Stock Option Plan, in order for the Company to comply with the amendments to the Income Tax Act (Canada) (the “ITA”) first announced in March 2010 and effective January 1, 2011. As a result of such amendments to the ITA, the Company is responsible for withholding and remittance of source deductions on the exercise of stock options. As the withholding and remittance requirements apply to public company options as of the time of exercise on the same basis as if the taxable benefit were the payment of a cash bonus to the employee, the Company is required to ensure sufficient cash is available in the course of the option exercise to allow the Company to meet its remittance obligations. The Board and the TSX considers such amendment to be of a “housekeeping” nature and, therefore, did not require shareholder approval.

           The Stock Option Plan was implemented in order to attract and retain directors, officers, employees, and consultants, and to motivate these individuals to advance the interests of the Company by way of stock options granted under the Stock Option Plan. Under the Stock Option Plan, the number of Common Shares that may be issued on the exercise of options granted under the plan must not exceed 10% of the issued and outstanding shares of the Company at the time an option is granted (less any Common Shares reserved for issuance under other share compensation arrangements). Any increase in the number of outstanding Common Shares will result in an increase in the number of shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. However, all validly outstanding options existing at the time the Stock Option Plan came into effect were counted for the purposes of calculating what may be issued under the Stock Option Plan.

           The following is a summary of the material terms of the Stock Option Plan:

           Eligible Persons. “Service Providers” are eligible to receive grants of options under the Stock Option Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

           Number of Securities Issuable. A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, may be reserved for issuance under the Stock Option Plan. As of April 5, 2011, options to purchase an aggregate of 8,283,240 Common Shares (net of cancelled options), representing approximately 9.4% of the issued and outstanding Common Shares, are outstanding under the Stock Option Plan. Options to purchase an aggregate of 494,826 Common Shares, representing approximately 0.6% of the issued and outstanding Common Shares, remain available for issuance under the Stock Option Plan.

           Exercise Price. While the Common Shares are listed on the TSX, the exercise price of options granted under the plan will be the greater of the closing price for the Common Shares on the TSX on the last trading day before the date of grant of the option and the weighted average of the trading prices for the Common Shares on the five trading days before the date of grant of the option. However, notwithstanding the foregoing, certain options grants that were disclosed in the prospectus offering completed in July 2010 were issued at an exercise price of $6.00 per Common Share, being the greater of the prospectus offering price and the market price, as defined in the rules, regulations and policies of the TSX (the “TSX Policies”).

           Vesting. Vesting of options is in accordance with the vesting and exercise provisions provided in the optionee’s employment agreement or, if there is no such agreement, at the discretion of the Board. On a change of control or take-over bid, the options held by an optionee may be exercised in full or in part at any time before the applicable vesting periods for those options, if and to the extent provided in the optionee’s employment agreement, or at the discretion of the Board. A change of control occurs, for the purposes of the Stock Option Plan, in the circumstances set out in the optionee’s employment agreement or, if not defined in the applicable employment agreement, on the acquisition of a number of the voting securities of the Company, which, including all the other voting securities of the Company held by the acquirer, results in such entity holding for the first time at least 30% of the outstanding voting securities of the Company.

           Term of Options. Options granted under the Stock Option Plan will have a maximum term of 10 years from their date of grant.

           Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black-out period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

           Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

(a)	if and to the extent provided in the optionee’s employment agreement;

(b)

in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

(c)

vested options will expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options shall immediately terminate; and

(d)	if an optionee is dismissed for cause, such optionee’s options, whether or not they are vested at the date of dismissal, will immediately terminate.

           No Assignment. Subject to the provisions of the Stock Option Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

           Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan:

(a)	an increase to the aggregate percentage of securities issuable under the plan;

(b)	a reduction in the exercise price of an outstanding option;

(c)	an extension of the term of any option beyond the expiry date, except as provided in connection with a black-out period;

(d)	any amendment to permit assignments or exercises other than by the optionee other than as set out in the plan;

(e)	amendment to the individuals eligible to receive options under the plan;

(f)

an amendment to the plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Common Shares; and

(g)	an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

           Amendments Without Shareholder Approval. Subject to the TSX Policies, the Stock Option Plan may be amended without shareholder approval for the following:

(a)	amendments of a “housekeeping” nature;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the TSX Policies);

(c)	amendments respecting the administration of the Stock Option Plan;

(d)	any amendment to the vesting provisions of the plan or any option;

(e)

any amendment to the early termination provisions of the plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

(f)

the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of participants of Common Shares under the plan, and the subsequent amendment of any such provision which is more favourable to participants;

(g)	the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the plan reserve;

(h)	amendments necessary to suspend or terminate the plan; and

(i)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the TSX Policies).

           General Amendments. Subject to the requirements of applicable law and TSX Policies requiring shareholder or other approval, the Stock Option Plan provides that the Board may amend, suspend, terminate, or discontinue the plan or any option, or revoke or alter any action taken under the plan or option, except that the Board may not undertake any such action if it were to adversely alter or impair an option unless it first obtains the written consent of the affected optionee.

Equity Compensation Plan Information

           The following table summarizes information, as at December 31, 2010, in relation to compensation plans under which equity securities of Primero are authorized for issuance:

Number of securities
remaining available for
future issuance under
	Number of securities to be	Weighted-average	equity compensation
	issued upon exercise of	exercise price of	plans (excluding
	outstanding options, warrants	outstanding options,	securities reflected in
	and rights	warrants and rights	column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders(1)	8,108,240	5.62	665,660

Number of securities
remaining available for
future issuance under
	Number of securities to be	Weighted-average	equity compensation
	issued upon exercise of	exercise price of	plans (excluding
	outstanding options, warrants	outstanding options,	securities reflected in
	and rights	warrants and rights	column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	8,108,240	5.62	665,660

_______________
Note:

(1)	For a summary of the main aspects of the Company’s current stock option plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”.

CORPORATE GOVERNANCE

General

           Corporate governance refers to the policies and structure of a company’s board of directors, whose members are elected by and are accountable to the shareholders of that company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of the Company and shareholders and help to contribute to effective and efficient decision-making.

           The following disclosure has been prepared under the direction of the Governance and Nominating Committee and has been approved by the Board.

           The Company has adopted corporate governance policies, including the following which are available on the Company’s website at www.primeromining.com:

(a)	Code of Business Conduct and Ethics;

(b)	Disclosure, Confidentiality and Insider Trading Policy; and

(c)	Procedures for the Submission of Complaints or Concerns.

Board of Directors

           The Board of the Company facilitates its exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

           The Board has reviewed the relationship between each Director and the Company with a view to determining independence. Based on that review, six of our nine Directors are independent. Below is a summary of the basis of our determinations:

Name	Independence status	Basis for determination of non-independence

Wade Nesmith	Not independent

Mr. Nesmith is considered to have a material relationship with the Company because he currently serves as Executive Chairman of the Company and prior to June 2010 held executive positions with the Company.

Joseph F. Conway	Not independent	Mr. Conway is considered to have a material relationship with the Company because he currently serves as President and Chief Executive Officer of the Company

Eduardo Luna	Not independent

Mr. Luna is considered to have a material relationship with the Company because he currently serves as Executive Vice President of the Company and President of the Company’s subsidiary. Primero Empresa Minera, S.A. de C.V. Mr. Luna also served as President and Chief Operating Officer of the Company until June, 2010.

David R. Demers	Independent	Not applicable – no material relationship

Grant Edey	Independent	Not applicable – no material relationship

Rohan Hazelton	Independent	Not applicable – no material relationship(1)

Timo Jauristo	Independent	Not applicable – no material relationship(1)

Robert A. Quartermain	Independent	Not applicable – no material relationship

Michael Riley	Independent	Not applicable – no material relationship

_______________
Note:

(1)

Under National Instrument 52-110 an individual who holds an executive office with an affiliated entity of the issuer is considered to have a material relationship with the issuer (and would therefore not be independent). An “affiliated entity” includes a company that controls the issuer. Mr. Hazelton is Vice-President, Finance of Goldcorp and Mr. Jauristo is Executive Vice President, Corporate Development, of Goldcorp. Goldcorp is a creditor and significant shareholder of the Company; however, Goldcorp does not “control” the Company. Notwithstanding that Mr. Hazelton and Mr. Jauristo are not considered, by virtue of National Instrument 52-110, to have a material relationship with the Company, the Board considered whether their positions with a significant shareholder and creditor of the Company could be reasonably expected to interfere with the exercise of their independent judgment. The Board believes that the interests of Goldcorp are aligned with the interests of all shareholders of the Company. Further, neither individual has any personal ties to members of management or involves himself in the day-to-day management of the Company. Based on the commonality of interests between Goldcorp and other shareholders, the fact that Goldcorp does not control the Company (as defined in the Securities Act of British Columbia), and the distance that each of the individuals maintains from management of the Company, the Board determined that Mr. Hazelton and Mr. Jauristo are able to exercise independent judgment, notwithstanding their positions with Goldcorp.

Exercise of Independence by the Board

          Wade Nesmith has served as the Executive Chairman since June 2010. Mr. Nesmith is the founder of the Company and prior to June, 2010 was the Chief Executive Officer and Co-Chair of the Board. Mr. Nesmith also acted as President of the Company from October 2008 to September 2009. The Executive Chairman is not an independent director.

           To provide leadership to the independent directors, the Board has appointed a Lead Director from among the independent directors, namely David Demers. Mr. Demers has been a director of the Company since October 2008. Mr. Demers’ appointment as Lead Director obtained unanimous approval of the directors, including the independent directors.

           The Lead Director’s role is to focus on enhancing the effectiveness of the Board and to help ensure that the Board functions in an independent and cohesive fashion. In addition, the Lead Director works with the Executive Chairman in setting agendas for Board meetings, chairs meetings of independent directors, endeavours to ensure that the responsibilities of the Board are understood by directors and management and that each group understands the boundaries between Board and management responsibilities, acts as a liaison between members of the Board and management when necessary, and ensures that the Board has the resources necessary to effectively carry out its functions.

           When warranted, the independent directors meet, in the absence of management and non-independent directors, at the conclusion of scheduled Board meetings. In addition, where a matter under consideration at a Board meeting warrants it and to ensure that free and candid discussions can take place, the Executive Chairman or Lead Director may request one or more members of management or non-independent directors to withdraw during the discussions of that matter. The Lead Director may also call meetings of independent directors at the request of any independent director or on his own initiative.

           The meetings of independent directors are chaired by the Lead Director. The meetings provide an opportunity for independent directors to raise issues that they do not wish to discuss in the presence of management. Since the meetings of independent directors are held at the conclusion of each Board meeting, independent directors are able to discuss any issues that may have arisen during the Board meeting.

           During 2010, independent directors met, without management or non-independent directors present, on three occasions.

           The independence of the Board is also fostered in the following ways:

  There are no members of management on the Board other than the Chief Executive Officer, the Executive Chairman and the Executive Vice-President;

  Special meetings of the Board may be held at any time at the call of any two directors;

  No two directors may sit together on the Boards of two or more reporting issuers (including Primero) without the approval of the Board;

  Directors may engage outside advisors, at the expense of the Company, to assist them on matters involving their responsibilities, provided that the approval of the Executive Chairman or Lead Director is obtained;

  Directors may engage independent legal counsel at the expense of the Company, with the approval of the Governance and Nominating Committee;

Other Reporting Issuer Experience

           The following table provides details regarding directorships and committee appointments held by the directors in other reporting issuers. Other than as set out below under “Interlocking Directorships”, no director of the Company serves on the board of any other reporting issuer with any other director of the Company.

Other Reporting Issuer
Director	Other Reporting Issuer Directorships	Committee Appointments

Wade Nesmith	Geovic Mining Corp.	Governance Committee
Special Finance Committee
Executive Committee

	Selwyn Resources Ltd.	Governance Committee

	Silver Wheaton Corp.	Governance Committee

Joseph Conway	Dalradian Resources	Audit Committee
Compensation Committee

Eduardo Luna	Rochester Resources Ltd.	none

Silver Wheaton Corp.

David Demers	Westport Innovations Inc.	none

Grant Edey	Khan Resources Inc.	none

Robert Quartermain	Pretium Resources Inc.	none

           No director of the Company is, or has been in the last three years, employed as an executive officer of another company where any of the Company’s current executive officers at the same time serve or served on that company’s compensation committee.

Interlocking Directorships

           Wade Nesmith and Eduardo Luna are directors of the Company who serve together as directors on the board of Silver Wheaton Corp. Mr. Luna has not been appointed to any committees of the board of Silver Wheaton Corp.; however, Mr. Nesmith is on its Governance Committee.

Committee Composition

           There are currently four committees of the Board: “Audit”, “Human Resources”, “Governance and Nominating”, and “Health, Safety and Environmental”. In addition, the Company has established a “Disclosure Committee”, membership of which includes management.

           The Audit, Human Resources and Governance and Nominating Committees are comprised solely of independent directors. The current Committees, their current members and the number of times each Committee met during the financial year ended December 31, 2010 are set out below.

		Number of Meetings in
Committee	Members	2010

Audit	Michael Riley (Chair)	7
	Grant Edey
	Rohan Hazelton

Human Resources	David Demers (Chair)	3
	Timo Jauristo
	Robert Quartermain

Governance and Nominating(1)	Grant Edey (Chair)	1(1)
	David Demers
	Robert Quartermain

Health, Safety and Environmental(2)	Eduardo Luna (Chair)	none(2)
	Rohan Hazelton
	Joseph Conway

Disclosure(3)	David Blaiklock (Chair)	none(3)
	Joseph Conway
	Tamara Brown

_______________
Notes:

(1)	This Committee was formed November 10, 2010. During the period from January 1, 2011 to the date of this Circular, the Governance and Nominating Committee held one meeting.

(2)	This Committee was formed November 10, 2010. During the period from January 1, 2011 to the date of this Circular, the Health, Safety and Environmental Committee has not held any meetings.

(3)	This Committee was formed November 10, 2010. During the period from January 1, 2011 to the date of this Circular, the Disclosure Committee held six meetings.

Meeting Attendance Record

           Directors are expected to attend all meetings of the Board and the Committees of which they are members, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director is expected to contact the Executive Chairman, the Chief Executive Officer or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting.

           The Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results and related filings. Other Committees are expected to hold regular meetings throughout the year as required. The following tables set out the attendance of directors at meetings of the Board and the Audit Committee during the year ended December 31, 2010.

Board Meetings:

	Number of Board Meetings	Number of Board	Individual Attendance
Name	Held Since Appointment(1)	Meetings Attended	Rate(2)

Wade Nesmith	13	13	100%

	Number of Board Meetings	Number of Board	Individual Attendance
Name	Held Since Appointment(1)	Meetings Attended	Rate(2)

Joseph Conway(3)(4)	8	7	87%

David Demers(4)	13	12	92%

Grant Edey(3)	8	8	100%

Rohan Hazelton(5)	5	5	100%

Timo Jauristo(5)	5	5	100%

Eduardo Luna	13	13	100%

Robert Quartermain(3)	8	6	75%

Michael Riley	13	13	100%

_______________
Notes:

(1)	There were 13 meetings of the Board during the year ended December 31, 2010.

(2)	Individual attendance rate at meetings of the Board held since the director’s appointment.

(3)	A director since June 2010.

(4)

With the permission of the Executive Chairman, Mr. Conway and Mr. Demers were unable to join the Board meeting on July 9, 2010, at which final terms of the financing transaction for the Acquisition were resolved, but attended the Board meeting on July 6, 2010, at which such financing transaction was discussed, and provided extensive input prior to the July 9, 2010 meeting.

(5)	A director since August, 2010.

Audit Committee Meetings:

	Number of Audit Committee	Number of Audit Committee	Individual
Name	Meetings Held Since Appointment(1)	Meetings Attended	Attendance Rate(2)

Michael Riley	7	7	100%

Grant Edey(3)	4	4	100%

Rohan Hazelton(4)	3	3	100%

_______________
Notes:

(1)	There were 7 meetings of the Audit Committee during the year ended December 31, 2010.

(2)	Individual attendance rate at meetings of the Audit Committee held since the director’s appointment

(3)	A director since June 2010.

(4)	A director since August 2010.

Mandate and Charters

           The Board has developed and approved a written mandate for the Board, formal charters for each Committee and position descriptions for each of the positions of Board Chair, Committee Chairs, Lead Director and Chief Executive Officer. Copies of the Board mandate, Committee charters and position descriptions can be found on our website at www.primeromining.com.

           A summary of the mandate of the Board and the responsibilities of each Committee is set out below.

Mandate of the Board

           The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. Among other things, the Board is responsible for the following matters:

strategic planning, including:

participation with management in the development of, and annual approval of, a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;

approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans,

approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and

approval of material acquisitions and divestitures;

financial and corporate matters, including:

taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

approval of financings and the incurrence of material debt outside the ordinary course of business; and

approval of commencement or settlement of material litigation;

business and risk management, including:

ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;

approval of any plans to hedge sales; and

evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems; and

policies and procedures, including:

approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;

approving and acting as guardian of the Company’s corporate values; and

directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

           A copy of the terms of reference for the Board, setting out its mandate and the duties and responsibilities of its members, is attached as Appendix “A”.

Audit Committee

Chair:	Michael Riley
Other Members:	Grant Edey
Rohan Hazelton

           The full text of the Audit Committee Charter is available for viewing on our website at www.primeromining.com. More information about the Audit Committee, as well as a copy of its Charter, is contained in the Annual Information Form, filed under the Company’s profile on SEDAR at www.sedar.com.

           The Audit Committee is responsible for overseeing the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Audit Committee’s role is to support the Board in meeting its responsibilities to shareholders, review and enhance the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure.

           The Audit Committee has complete and unrestricted direct access to the external auditor and is responsible for approving the nomination, and establishing the independence, of the external auditor. The role of the Audit Committee has been discussed at various times with the external auditor.

Human Resources Committee

Chair:	David Demers
Other Members:	Timo Jauristo
Robert Quartermain

          The Human Resources Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues. This Committee is responsible for establishing a plan of continuity for members of senior management and for ensuring that the Company has an executive compensation plan that is both motivational and competitive to enable the Company to attract, retain and inspire performance of management of a quality and nature that will enhance the sustainable profitability and growth of the Company. The Human Resources Committee is also responsible for reviewing and making recommendations to the Board with respect to the compensation philosophy and guidelines for the Company, and for ensuring the production of an annual report on executive compensation for review and approval by the Board. This Committee reviews the terms of reference and corporate goals and objectives of the Chief Executive Officer and Executive Chairman and leads the annual evaluation process of performance of the Chief Executive Officer and Executive Chairman. It also reviews and recommends compensation for directors, benefit plans, incentive awards and terms of employment agreements, and administers the Company’s stock option plan.

Governance and Nominating Committee

Chair:	Grant Edey
Other Members:	David Demers
Robert Quartermain

           The Governance and Nominating Committee enhances the Company’s performance by providing a focus on governance. It also assesses and makes recommendations relating to effectiveness of the Board. This Committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. As part of its mandate, this Committee, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for directors, recommends nominees for election as directors and for appointment to committees and reviews and monitors orientation and education of directors.

Health, Safety and Environmental Committee

Chair:	Eduardo Luna
Other Members:	Rohan Hazelton
Joseph Conway

           The Health, Safety and Environmental Committee’s purpose is to review and recommend corporate policies and monitor activities as they relate to health, safety and environmental matters, to review and recommend corporate policies and programs in connection with social issues affecting communities where the Company conducts operations, and review and monitor activities as they relate to compliance with environmental regulations.

Disclosure Committee

Chair:	David Blaiklock
Other Members:	Joseph Conway
Tamara Brown

           The Disclosure Committee oversees the implementation of the Company’s Disclosure Policy and as part of its mandate reviews and approves guidelines to assist in the gathering and dissemination of information, evaluates when public disclosure is necessary, reviews and approves disclosure, evaluates the effectiveness of disclosure controls and monitors compliance with the Disclosure Policy.

Position Descriptions

           Set out below are brief descriptions of the mandate of certain positions. The Governance and Nominating Committee annually reviews the position description for the Executive Chairman, Lead Director and Committee Chairs. The Human Resources Committee annually reviews the position description for the Chief Executive Officer.

The Executive Chairman

           The Executive Chairman’s general mandate is to ensure the effective and independent conduct of the Board. The Executive Chairman manages the affairs of the Board and monitors its effectiveness, sets agendas and manages meetings of the Board. The Executive Chairman assists the Chief Executive Officer in executing his general mandate to implement the Company’s strategic and operating plans and to enhance shareholder value. The position description can be found on our website at www.primeromining.com.

The Lead Director

           The Lead Director’s general mandate is to plan and chair meetings of the independent directors without management representatives present. The Lead Director also works to identify and address impediments to the independent functioning of the Board and acts as liaison between the Board and management when necessary. The position description can be found on our website at www.primeromining.com.

The Chief Executive Officer

           The Chief Executive Officer’s general mandate is to implement the Company’s strategic and operating plans and to enhance shareholder value. The Chief Executive Officer is responsible for the overall day-to-day management of the Company and the implementation of policies, and strategy of the Company. The position description can be found on our website at www.primeromining.com.

Committee Chairs

           The general mandate of a Committee Chair is to plan and chair meetings of committee members to ensure the committee fulfills the duties and responsibilities delegated by the Board. The Chair of each Committee leads the committee in undertaking its duties and responsibilities, sets agendas for, and chairs, meetings, and ensures the committee is composed of members with the appropriate skills and experience. The position description can be found on our website at www.primeromining.com.

Orientation and Continuing Education

           The Governance and Nominating Committee is responsible for establishing and monitoring the orientation and continuing education of directors. That Committee, in conjunction with the Executive Chairman and the Chief Executive Officer, is responsible for orientation of new directors. The orientation program includes the provision of written information about duties and obligations of directors generally and the business and operations of the Company, documents from recent Board meetings and opportunities to meet with senior management, other directors and the Chair of the Audit Committee. The Executive Chairman meets with each new director to discuss the Company, the Board and the responsibilities of directors. Each new director will be provided with a copy of the Board Manual, which contains the charters of each Committee as well as all corporate governance-related policies.

           Directors are provided with regular investor relations reports about the Company and its competitors, as well as copies of all analysts’ reports. The Board will hold an annual strategy session. All directors have been provided with the opportunity to visit the Company’s operations.

           The Governance and Nominating Committee facilitates continuing education of all directors by periodically canvassing the directors to determine their training and education needs and interests, arranging opportunities for directors to visit the Company’s facilities and operations, arranging for attendance by directors at seminars or conferences of interest and relevance and facilitating presentations by outside experts to the Board or Committees on relevant matters. Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is acceptable in appropriate circumstances. Directors are expected to be fully prepared for each meeting in order to actively participate in the Board’s deliberations.

           The following table provides details regarding various continuing education events held for, or attended by, the Company’s directors during the financial year ended December 31, 2010.

Directors’ Continuing Education

Date	Description of Event	Attendees

March 7, 2010	Annual conference of Prospectors and Developers Association, Toronto	Wade Nesmith Joseph Conway Eduardo Luna

March 19, 2010	BCLC: Audit Committee Education on Fraud and IFRS	Michael Riley

June 8, 2010	Ernst & Young: Strategic Communications	Michael Riley

June 24, 2010	Ernst & Young: Audit Committee Chair Roundtable	Michael Riley

August 25, 2010	In-house presentation relating to the industry and competitive position of the Company	All directors

September 13-14, 2010	CICA 2010 National Conference for Audit Committees	Michael Riley

September 17, 2010	KPMG: Annual Mining Conference	Michael Riley

September 27, 2010	Institute of Internal Auditors National Conference	Michael Riley

November 9-11, 2010	San Dimas Mine visit	Wade Nesmith Joseph Conway Eduardo Luna David Demers Grant Edey Rohan Hazelton Timo Jauristo Michael Riley

November 12, 2010	Presentation to the Board relating to doing business in Latin America, with a focus on Mexico	Wade Nesmith Joseph Conway Eduardo Luna David Demers Grant Edey Rohan Hazelton Timo Jauristo Michael Riley

November 23, 2010	Ernst & Young: Financial Reporting Update	Michael Riley

November 24, 2010	KPMG: Mining FRD	Michael Riley

December 20, 2010	8th General Counsel’s Role in Maximizing Board Effectiveness	Wade Nesmith

Ethical Business Conduct

           The Board has adopted a Code of Business Conduct and Ethics for the Company, its Directors, officers and employees. The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. Employees are required to sign the Code when they are engaged. The Code also includes an acknowledgement, to be completed on-line annually by each director and officer, that the individual has read and considered the Code. The full text of the Code may be viewed on our website at www.primeromining.com.

           The Board is not aware of any departures from the Code during 2010. The Board monitors compliance with the Code by conducting an annual online survey of all supervisors, management, executives and directors, which survey verifies, among other things, that the respondent is aware of, and had reviewed the Code, and where necessary has reported any deviations from the Code.

           Directors and officers who have a material interest in any transaction or agreement to which the Company is a party are expected to disclose that interest to the Board and, in the case of a director, to refrain from voting on the matter at meetings of the Board. As part of the orientation process directors will be provided with information regarding conflicts of interest. In instances where the Board deems it necessary, a committee of independent directors may be struck and delegated the authority to deal with a particular matter.

           The Company has also adopted a Whistleblower Policy to complement the Code. The Whistleblower Policy provides a mechanism for directors, officers, and employees of the Company or any subsidiary who believe that a violation of the Code has occurred or who have concerns regarding various matters (including financial statement disclosure issues, accounting matters, internal controls, fraud and misrepresentations) to report the violation or concerns. Where the reporting person does not wish to, or is not able to, discuss a concern with his or her immediate supervisor, reports may be submitted to the Corporate Secretary. Reports may be made anonymously. The Corporate Secretary undertakes an initial review of the matter and reports results to the Audit Committee, which then may take corrective and disciplinary actions if appropriate.

Nomination of Directors

           The Governance and Nominating Committee, which is comprised entirely of independent directors, is responsible for identifying, screening and recommending eligible nominees for election as directors. A more full description of the responsibilities of this Committee is set out under “Governance and Nominating Committee” above.

           The Governance and Nominating Committee will annually review the general and specific criteria for candidates to be considered for nomination as directors, with a view to ensuring the composition of the Board provides the best mix of skills and experience to guide the long-term strategy and business operations of the Company. As part of this process, the Committee will consider the competencies and skills required by the Board as a whole and the particular competencies and skills that each current director possesses. The review will take into account the diversity of background, skills and experience of the directors, being the key characteristics that the Committee believes are required for effective Board participation. All directors are encouraged to identify potential candidates and the Chief Executive Officer is asked to provide comment.

           The Committee will screen all potential nominees and review their individual characteristics and skills against the identified criteria and bearing in mind competencies and skills that may be lacking in the current make-up of the Board. Consideration will also be given to the perceived ability of a nominee to devote the time and effort needed to fulfilling his or her duties as a member of the Board. Where necessary the Committee may also engage search firms to seek out candidates for Board positions.

           For 2011, no new nominees for director were put forward for consideration. The Governance and Nominating Committee reviewed the qualifications of the current directors, all of whom have been nominated for election as directors in 2011, against the mix of skills and experience that it determined best for the Company and concluded that there are currently no gaps in skills or experience that need to be filled.

Compensation

           The primary objective of the Company’s executive compensation process is to enable the Company to attract, retain and inspire performance of management of a quality and nature that will enhance the sustainable profitability and growth of the Company. The Human Resources Committee is composed entirely of independent directors and is responsible for reviewing and making recommendations to the Board with respect to compensation for directors, the Executive Chairman, Chief Executive Officer, Chief Financial Officer and Executive Vice-President, reviewing compensation-related recommendations in order to ensure that the arrangements made reflect the responsibilities and risks associated with each position, and reviewing the Company’s report on executive compensation prior to public dissemination.

           The principal components of the executive compensation awarded by the Company are a base salary, a potential short term annual incentive award, and long term incentives such as stock options and phantom share units. During the last quarter of a fiscal year, the Human Resources Committee meets to discuss and determine recommendations for compensation principles upon which the compensation of senior executive officers will be determined for the ensuing year. At the same time, the Human Resources Committee also determines the principles upon which any performance bonus for the current fiscal year will be awarded after the year end. See “Executive Compensation” for a discussion of the determinations of the Human Resources Committee during 2010.

Corporate Disclosure Policy

           The Board has approved a Disclosure, Confidentiality and Insider Trading Policy, as well as a Disclosure Controls and Procedures Policy, which together are intended to ensure that all material information relating to the Company is communicated appropriately, and in a timely manner, to the public and shareholders. These policies also apply to the dissemination of annual and quarterly reports, press releases and other reports. The Disclosure, Confidentiality and Insider Trading Policy may be viewed on our website at www.primeromining.com. In addition to annual general meetings, meetings between management of the Company and various investors and investment analysts occur occasionally, all of which will be governed by the above policies.

Assessments and Performance Reviews

           The Governance and Nominating Committee conducts an annual review of the performance of the Board, the Executive Chairman, the Lead Director, and the Board Committees. The review procedures anticipate that written questionnaires that, among other things, ask the directors to rate Board practices and effectiveness, will be distributed to each director. The questionnaires will be reviewed and results provided to the Lead Director, who will then meet individually with each director to obtain an assessment of performance of the Board as a whole and performance of committees. The Lead Director will then report the results of the interviews to the Governance Committee, for presentation to the Board.

AUDIT COMMITTEE

           For information regarding the Audit Committee, see the Company’s annual information form dated as at March 29, 2011 under the heading “Additional Information – Audit Committee”, including a copy of the Audit Committee charter which is attached as Schedule “A” to the AIF. The AIF is available under the Company’s profile at www.sedar.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

           No executive officers or directors, or former executive officers or directors, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2010, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

           As of the date of this Information Circular, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

VOTES NECESSARY TO PASS RESOLUTIONS

           A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.

           If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

           Pursuant to the terms of the Company’s Articles, the number of directors may be fixed or changed by ordinary resolution, subject to a limited right of the Board to increase the number of directors between shareholder meetings. The number of directors was last fixed by shareholders of the Company at eight, but increased to nine by the Board, in accordance with its limited right, on August 25, 2010. The Board proposes that the number of directors be fixed at nine. Therefore, at the Meeting, Shareholders will be asked to approve an ordinary resolution that the number of directors be fixed at nine.

           The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until immediately before the election of directors at the next annual general meeting of Shareholders, or if no director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Articles.

Nominees for Election

           All of the nine nominees for election at the Meeting are currently directors of Primero. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

           On the closing of the Acquisition, Primero entered into an agreement with DMSL (the “Participation Agreement”) that grants to DMSL the right to nominate directors of Primero, provided that DMSL and its affiliates (which include Goldcorp) continue to beneficially own at least 10% of the issued and outstanding Common Shares. Timo Jauristo and Rohan Hazelton, the Executive Vice President, Corporate Development and Vice President, Finance, respectively, of Goldcorp have been nominated for election as directors of Primero, pursuant to DMSL’s rights under the Participation Agreement

           The following disclosure sets out, as at the date of this Information Circular, (a) the names of management’s nominees for election as directors and their residency, (b) all major offices and positions with the Company each now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a director of the Company, and (e) the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction. For each nominee’s principal occupation, business or employment for the five preceding years, see “– Principal Occupation, Business or Employment of Directors”

Common Shares
Nominee Name, Position			Beneficially
with the Company and	Occupation, Business or	Period as a Director of	Owned or
Residency	Employment(1)	the Company	Controlled(2)

Wade Nesmith Executive Chairman and Director British Columbia, Canada	Executive Chairman of the Company	Since October 29, 2008	258,929(3)

Joseph Conway(4)(5) President, Chief Executive Officer and Director Ontario, Canada	President and Chief Executive Officer of the Company	Since June 28, 2010	403,300(6)

Eduardo Luna(5) Executive Vice President, President (Mexico) and Director Mexico State, Mexico	Executive Vice President and President (Mexico) of the Company	Since October 29, 2008	135,787(7)

David Demers(8)(9) Director British Columbia, Canada	Chief Executive Officer of Westport Innovations Inc.	Since October 29, 2008	126,700(10)

Common Shares
Nominee Name, Position			Beneficially
with the Company and	Occupation, Business or	Period as a Director of	Owned or
Residency	Employment(1)	the Company	Controlled(2)

Grant Edey(9)(11) Director Ontario, Canada	President and Chief Executive Officer of Khan Resources Inc.	Since June 28, 2010	16,667(12)

Rohan Hazelton(5)(11) Director British Columbia, Canada	Vice President, Finance of Goldcorp Inc.	Since August 25, 2010	10,000(13)

Timo Jauristo(8) Director British Columbia, Canada	Executive Vice President, Corporate Development of Goldcorp Inc.	Since August 25, 2010	Nil(13)

Robert Quartermain(8)(9) Director British Columbia, Canada	President and Chief Executive Officer of Pretium Resources Inc.	Since June 28, 2010	25,000(14)

Michael Riley(11) Director British Columbia, Canada	Corporate Director	Since April 22, 2010	25,000(15)

_______________
Notes:

(1)	The information as to principal occupation, business or employment may not be within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of management of Primero, has been furnished by the Company or has been extracted from insider reports filed by the individual and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

(3)

Of the 258,929 Common Shares beneficially owned or controlled by Mr. Nesmith, 25,000 Common Shares are registered in the name of Nesmith Capital Corp. and 20,000 Common Shares are registered in the name of Nesmith Investment Trust. Mr. Nesmith holds options to purchase 60,000 Common Shares at a per share exercise price of $4.20 expiring on July 29, 2013, options to purchase 100,000 Common Shares at a per share exercise price of $2.70 expiring on July 9, 2019 and options to purchase 1,043,015 Common Shares at a per share exercise price of $6.00 expiring on August 6, 2015. Mr. Nesmith also has warrants to purchase 20,832 Common Shares at a per share price of $2.00 until July 2, 2011, 10,000 of which are registered in the name of Nesmith Investment Trust and warrants to purchase 20,000 Common Shares at a per share price of $8.00 until July 20, 2015. Mr. Nesmith also holds 482,692 PSUs under the PSU Plan (see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Equity Compensation – PSU Plan”).

(4)

Mr. Conway is a member of the Disclosure Committee, the other members of which are David Blaiklock, Chief Financial Officer (Chair of Disclosure Committee) and Tamara Brown, Vice President, Investor Relations.

(5)	Mr. Luna (Chair), Mr. Conway and Mr. Hazelton are members of the Company’s Health, Safety and Environmental Committee.

(6)

Mr. Conway holds options to purchase 1,294,522 Common Shares at a per share exercise price of $6.00 expiring on August 6, 2015. Mr. Conway also has warrants to purchase 132,000 Common Shares at a per share price of $8.00 until July 20, 2015. Mr. Conway also holds 965,384 PSUs under the PSU Plan (see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Equity Compensation – PSU Plan”).

(7)

Mr. Luna holds options to purchase 45,000 Common Shares at a per share exercise of $4.20 expiring on July 29, 2013, options to purchase 100,000 Common Shares at a per share exercise price of $2.70 expiring on July 9, 2019 and options to purchase 1,043,015 Common Shares at a per share exercise price of $6.00 expiring on August 6, 2015. Mr. Luna also has warrants to purchase 20,833 Common Shares at a per share price of $2.00 until July 2, 2011. Mr. Luna also holds 482,692 PSUs under the PSU Plan (see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Equity Compensation – PSU Plan”).

(8)	Mr. Demers (Chair), Mr. Jauristo and Mr. Quartermain are members of the Company’s Human Resources Committee.

(9)	Mr. Edey (Chair), Mr. Demers and Mr. Quartermain and members of the Company’s Governance and Nominating Committee.

(10)

Mr. Demers holds options to purchase 20,000 Common Shares at a per share exercise price of $4.20 expiring on July 29, 2013, options to purchase 10,000 Common Shares at a per share exercise price of $2.70 expiring on July 9, 2014 and options to purchase 179,452 Common Shares at a per share exercise price of $6.00 expiring on August 6, 2015. Mr. Demers also has warrants to purchase 20,000 Common Shares at a per share price of $2.00 until July 2, 2011.

(11)

Mr. Riley (Chair), Mr. Edey and Mr. Hazelton are members of the Company’s Audit Committee. For further information on the composition of the Company’s Audit Committee, see the Company’s Annual Information Form for the year ended December 31, 2010, which can be accessed on SEDAR at www.sedar.com.

(12)

Mr. Edey holds options to purchase 129,452 Common Shares at a per share exercise price of $6.00 expiring on August 6, 2015. Mr. Edey also has warrants to purchase 6,666 Common Shares at a per share price of $8.00 until July 20, 2015.

(13)

Mr. Hazelton is the Executive Vice President, Finance of Goldcorp and Mr. Jauristo is the Executive Vice President, Corporate Development of Goldcorp. Goldcorp beneficially owns 31,151,200 Common Shares (see “Record Date and Voting Securities – Voting Securities”) and holds, though DMSL, an indirect, wholly-owned subsidiary, a US$60 million 12-month convertible note bearing interest at the rate of 3.0%. The Note is convertible into Common Shares at the option of DMSL at any time prior to its maturity date at a price of $6.00 per Common Share. At maturity, Primero has the option to repay the principal amount of the Note in cash or in Common Shares, subject to (i) the ability of DMSL to extend the maturity date for one year and (ii) shareholder approval. At the Meeting, shareholders will be asked to approve the Company’s ability to convert the Note into Common Shares. If DMSL exercises its option to convert the Note, Goldcorp will beneficially hold 41,651,200 Common Shares (which, if such conversion occurred as at April 5, 2011, would represent approximately 42.4% of the 98,280,669 Common Shares issued and outstanding). For more information about the Note and possible Common Share ownership positions of Goldcorp, as the controlling shareholder of DMSL, assuming that Primero exercises its option to convert the Note, see “Payment of Convertible Promissory Note”.

(14)

Mr. Quartermain holds options to purchase 129,452 Common Shares at a per share exercise price of $6.00 expiring on August 6, 2015. Mr. Quartermain also has warrants to purchase 11,700 Common Shares at a per share price of $8.00 until July 20, 2015.

(15)

Mr. Riley holds options to purchase 164,452 Common Shares at a per share exercise price of $6.00 expiring on August 6, 2015. Mr. Riley also has warrants to purchase 6,680 Common Shares at a per share price of $8.00 until July 20, 2015.

Principal Occupation, Business or Employment of Nominees

Wade Nesmith – Director and Executive Chairman

           Mr. Nesmith is the Executive Chairman and a director of Primero. He has served in the capacity of director of the Company since October 29, 2008. He acted as President from October 29, 2008 to September 28, 2009, and Chief Executive Officer from October 29, 2008 to June 1, 2010, at which time he was appointed Executive Chairman of the Company. He also served as Co-Chair of the Company from November 2008 until June 1, 2010. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company, from December 2006 to December 2009.

           Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia from 1989 until 1992. He was a senior partner, specializing in securities law, with Lang Michener LLP (now McMillan LLP) from 1993 until 1998, and an Associate Counsel at Lang Michener LLP from January 2004 to December 2007. He worked with Westport Innovations Inc. from 1998 until 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He is a founding director and remains a director of Silver Wheaton Corp. (TSX, NYSE), and is Chairman of each of Geovic Mining Corp. (TSX) and Selwyn Resources Ltd. (TSX-V).

Joseph Conway – Director, President and Chief Executive Officer

           Mr. Conway was appointed President and Chief Executive Officer of the Company on June 1, 2010 and has been a director of the Company since June 28, 2010. Mr. Conway has been a director of Dalradian Resources Inc. since June 2010. He served as President and Chief Executive Officer of IAMGOLD Corporation from January 2003 until January 15, 2010, and was a director of IAMGOLD Corporation from January 2003 until December 2009. Mr. Conway was President, Chief Executive Officer and a director of Repadre Capital Corporation from September 1995 until January 2003. From 1989 until 1995, he was Vice President and a director of Nesbitt Burns, a Canadian investment dealer. He was a stock analyst with Walwyn Stodgell Cochran and Murray from 1987 to 1989, and a mine and exploration geologist from 1981 to 1985. Mr. Conway has a Bachelor of Science degree from Memorial University and a Master of Business Administration degree from Dalhousie University.

Eduardo Luna – Director, Executive Vice President and President (Mexico)

           Mr. Luna has been a director of the Company since October 29, 2008 and was appointed Executive Vice President and President (Mexico) of the Company on June 1, 2010. He was Co-Chair of the Company from November 2008 until June 1, 2010, and President and Chief Operating Officer of the Company from September 28, 2009 until June 1, 2010. From July 2008 until December 2009 he was a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company.

           Mr. Luna was Chairman of Silver Wheaton Corp. from October 2004 to April 2009 and its Chief Executive Officer from October 2004 to April 2006; Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007, and President of Luismin, S.A. de C.V. from 1991 until 2007. He is a director of Rochester Resources Ltd. He holds a degree in Advanced Management from Harvard University, a Master of Business Administration degree from Instituto Tecnólogico de Estudios Superiores de Monterrey and a Bachelor of Science degree in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Penoles for five years. He was on two occasions President of the Mexican Mining Chamber and he was also a former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

David Demers – Director

           Mr. Demers has been a director of the Company since October 28, 2008. He is a founder of Westport Innovations Inc. (“Westport Innovations”), a provider of proprietary technology that allows engines to operate on clean-burning gaseous fuels such as natural gas, and has been Chief Executive Officer and a director of Westport Innovations since the company was formed in March 1995. Westport Innovations is listed on the TSX and NASDAQ and has offices and alliances around the world. Before founding Westport Innovations, Mr. Demers worked for IBM Canada Ltd. and then founded and served as President of a consulting company specializing in software marketing, finance and business transformation for early stage technology companies. Mr. Demers was involved in the formation and growth of several successful technology companies, including EnWave Corporation (TSX: ENW), Brightside Technologies (private; sold to Dolby), and ECRI (private). He also has been involved in the formation of a number of joint ventures and alliance companies through Westport Innovations and served on the Board and various committees of Clean Energy Fuels (NASDAQ: CLNE). Mr. Demers obtained a Bachelor of Physics Degree in 1976 and a Bachelor of Law Degree in 1978, both from the University of Saskatchewan.

Grant Edey – Director

           Mr. Edey has been a director of the Company since June 28, 2010, and has been the President and Chief Executive Officer of Khan Resources Inc. since July 2010 and a director of Khan Resources Inc. since February 2007. Mr. Edey was Chief Financial Officer of IAMGOLD Corporation from 2002 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has a Masters degree in Business Administration from the Ivey School of Business, University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen’s University.

Rohan Hazelton – Director

           Mr. Hazelton has been a director of the Company since August 25, 2010. Mr. Hazelton is a Chartered Accountant with over 15 years of finance experience, 10 of those years at senior positions within the mining industry. Mr. Hazelton has been the Vice President, Finance at Goldcorp Inc. since March 2006, where he is responsible for, amongst other duties, Goldcorp’s sales programs. He was formerly Corporate Controller for Goldcorp, and prior to Goldcorp’s merger with Wheaton River, he was a key member of Wheaton’s management team. Mr. Hazelton was a director of Gryphon Gold Corp. from July 2005 to December 2008, and he was a director of Terrane Metals Corporation from August 2008 to October 2010. Mr. Hazelton was a senior auditor at Deloitte & Touche LLP and Arthur Andersen LLP from September 1999 to November 2002. From October 1996 to January 1998, he was a commercial loans officer for Dialog Bank in Moscow, Russia. Mr. Hazelton has a B.A. in Math and Economics from Harvard University.

Timo Jauristo – Director

           Mr. Jauristo has been a director of the Company since August 25, 2010. Mr. Jauristo is a geologist with over 30 years of international experience in the mining industry in gold, base metals and uranium. Mr. Jauristo has been the Executive Vice President, Corporate Development for Goldcorp since June 2009. From January 1990 to June 2005, Mr. Jauristo was the General Manager of Corporate Development for Placer Dome Inc. Mr. Jauristo was the Chief Executive Officer of Zincore Metals Inc. (“Zincore”) from October 2006 to May 2009. He was the interim Chief Executive Officer of Southwestern Resources Inc. (“Southwestern Resources”) from June 2005 to May 2009. Both Zincore and Southwestern Resources are junior mining companies with exploration and development assets mostly in Peru. He was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. Mr. Jauristo was also part of the team that discovered the Osborne copper-gold deposit in Queensland, Australia.

Robert Quartermain – Director

           Mr. Quartermain, D.Sc., has been a director of the Company since June 28, 2010. He has been the President and Chief Executive Officer and a director of Pretium Resources Inc. since October 2010. He served as President of Silver Standard Resources Inc. from January 1985 until January 2010, and as Chief Executive Officer from January 2004 until January 2010. Mr. Quartermain worked for the Geological Survey of Canada and in private industry on mapping and exploration programs from 1976 until 1982. He also worked for Teck Corp. before becoming President of Silver Standard Resources Inc. in 1985. Mr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, and a Master of Science degree in mineral exploration from Queen’s University. He was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Michael Riley – Director

           Mr. Riley has been a director of the Company since April 22, 2010. He retired as a senior audit partner from Ernst & Young LLP in September 2006 after more than 25 years with the firm. He became a partner in the firm’s Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm’s Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office’s largest Canadian and U.S.-listed public company clients in mining, transportation, and banking. He also spent two years leading the Vancouver office’s Mergers & Acquisitions due diligence practice. Before joining Ernst & Young, Mr. Riley’s worked for Bell Canada (now BCE) and spent his early years as a Chartered Accountant with Peat, Marwick, Mitchell & Co. (now KPMG LLP). Mr. Riley is also a director and Chairman of the Audit Committee of British Columbia Lottery Corporation, and a director of the Vancouver Symphony Society and the BCAA Traffic Safety Foundation. Mr. Riley has been a Chartered Accountant since 1978 and is a member of both the Institute of Chartered Accountants of B.C. and the Ordre des comptables agréés du Quebec. He graduated with a Bachelor of Commerce degree from Concordia University in 1975 majoring in operations research and quantitative methods. He also earned a graduate degree in public accounting from McGill University in 1977.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

           No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, chief executive officer, or chief financial officer of any company (including Primero) that was:

(a)	subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

           Except as set out below, no proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Primero) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

           In December 2003, Wade Nesmith was appointed to the board of Oxford Automotive Inc., a private company based in Michigan. In December 2004, with the support of its secured creditors, Oxford Automotive filed a plan of bankruptcy for certain of its North American subsidiaries under US bankruptcy legislation. It emerged from bankruptcy protection in March 2005. Mr. Nesmith is the Executive Chairman and a current director of Primero, and he is a nominee for re-election as a director of Primero at the Meeting.

           No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

           Deloitte & Touche LLP, Chartered Accountants, Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Deloitte & Touche LLP was first appointed auditor of the Company on October 29, 2008.

AMENDMENTS TO ARTICLES

           The BCA requires that a general meeting of a company must be held in British Columbia unless a location outside of British Columbia is (a) provided for in the Articles, (b) approved by an ordinary resolution (where the Articles do not restrict the company from approving a location outside of British Columbia) or (c) approved in writing by the registrar before the meeting is held.

           At the Meeting, since the Company’s current Articles do not restrict the Company from approving a location outside of British Columbia, shareholders of Primero will be asked to approve an amendment to the Company’s Articles to allow general meetings to be held outside British Columbia. The proposed amendment is considered appropriate in order to provide Primero with flexibility regarding where it holds shareholder meetings and to allow Primero to hold general meetings, where necessary, closer to various shareholder bases of the Company.

           Approval Required. At the Meeting, shareholders will be asked to consider and approve the following ordinary resolution, by a simple majority of the Common Shares voted by shareholders of the Company who vote on the matter in person or by proxy, in order to amend the Company’s Articles:

           “Resolved, as an ordinary resolution, with or without variation, that the existing Articles of the Company be altered, substantially in the form as follows, subject to such non-material changes as may be reasonably required by legal counsel or the regulatory authorities:

           The Company’s Articles are hereby amended by adding the following as Clause 10.9:

           “Place of Meetings

In addition to any location in British Columbia, any general meeting may be held in any location outside British Columbia approved by a resolution of the directors.”.”

           The Board recommends that shareholders vote in favour of the ordinary resolution to amend the Articles of the Company. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the ordinary resolution. If passed, the above ordinary resolution will become effective immediately upon the filing of the amended Articles together with the signed minutes approving the Articles as amended in the Company’s corporate records book. Upon receipt of shareholder approval for the amendments to the Articles, the updated and altered Articles will be available for review at www.sedar.com.

PAYMENT OF CONVERTIBLE PROMISSORY NOTE

           At the Meeting, shareholders will be asked to consider and approve one of the payment mechanisms available to Primero to settle, at maturity, a convertible promissory note issued in August 2010 in connection with Primero’s acquisition of the San Dimas mines, mills and related assets. If approval is granted, Primero will have the flexibility to repay the principal amount of the note in Common Shares.

           Background to the Issue of the Note. On August 6, 2010, Primero completed the Acquisition of the San Dimas mines, mill and related assets from DMSL, an indirect, wholly-owned subsidiary of Goldcorp. Primero purchased the San Dimas mines, mills and related assets for an aggregate purchase price of US$489.1 million. Of the purchase price, US$60 million was paid by way of a convertible promissory note (the “Note”) issued to DMSL. A copy of the Note, as well as additional information regarding the Acquisition, can be found on SEDAR at www.sedar.com.

           Terms of the Note. The Note has an initial maturity date of August 6, 2011 (the “Initial Maturity Date”). In certain circumstances, the holder of the Note may extend the maturity date to August 6, 2012 (the “Extended Maturity Date”). The Note carries an annual interest rate of 3%, and is convertible into Common Shares at the option of the holder at any time before the maturity date at a price of $6.00 per share. Interest is payable, in all circumstances, in cash.

           At maturity, Primero has the option to repay the principal amount of the Note in cash or in Common Shares (the “Primero Share Payment Option”). Primero’s ability to exercise the Primero Share Payment Option at the Initial Maturity Date is subject to the ability of the holder to extend the maturity date to the Extended Maturity Date. Primero’s ability to exercise the Primero Share Payment Option, whether at the Initial Maturity Date or the Extended Maturity Date, is subject to receipt of the approval of its shareholders. In order to determine the number of Common Shares to be issued on payment of the Note, the principal amount of the Note outstanding will be converted into Canadian dollars by multiplying such amount by 1.05, which was the approximate exchange rate at the time of the Acquisition.

           The number of Common Shares issuable on exercise of the Primero Share Payment Option at the Initial Maturity Date will be determined by dividing the principal amount of the Note outstanding (converted to Canadian dollars) by a price (the “Initial Maturity Payment Price”) equal to 90% of the volume weighted average trading price of the Common Shares for the five trading days ending on the Initial Maturity Date. If the holder then extends the term of the Note to the Extended Maturity Date, Primero will retain the option to repay the principal amount of the Note in cash or in Common Shares on such maturity date. The number of Common Shares issuable on exercise of the Primero Share Payment Option at the Extended Maturity Date will be determined by dividing the principal amount of the Note outstanding (converted to Canadian dollars) by a price (the “Revised Maturity Payment Price”) equal to the greater of (a) the Initial Maturity Payment Price, and (b) 90% of the volume weighted average trading price of the Common Shares for the five trading days ending on the Extended Maturity Date. Primero has agreed to file, if requested by and at the cost of the holder of the Note, a prospectus to qualify the resale of any Common Shares issued to repay the Note.

           Approval Required from Primero’s Shareholders. The policies of the Toronto Stock Exchange require that Primero receive the consent of its shareholders before it can exercise the Primero Share Payment Option because the exercise may result in an insider of Primero receiving more than 10% of Primero’s market capitalization and outstanding Common Shares. If the approval is not granted, Primero will not have the flexibility to repay the principal amount of the Note in Common Shares and will be required to pay the principal amount of the Note in cash.

           If the maturity date was the date of this Information Circular, the Conversion Price (i.e. either the Initial Maturity Payment Price or the Revised Maturity Payment Price) would be $3.44 and Goldcorp’s Common Share ownership position before and after the exercise of the Primero Share Payment Option would be 31,151,200 (35.5%, based on 87,780,669 Common Shares outstanding) and 49,450,144 (46.62%, based on 106,079,613 Common Shares outstanding), respectively (assuming that the full principal amount of the Note is outstanding). The following table illustrates the possible Common Share ownership position of Goldcorp, as the controlling shareholder of DMSL, assuming Primero exercises the Primero Share Payment Option at a variety of potential conversion prices. For the purposes of the table, Primero has assumed that the full principal amount of the Note is outstanding as at the payment date, and has made certain assumptions as to the number of outstanding Common Shares and Goldcorp’s shareholdings in Primero.

		Conversion Price(1)

	$8.00	$6.00	$4.00	$2.00

	Number (and	Number (and	Number (and	Number (and
	Percentage) of	Percentage) of	Percentage) of	Percentage) of
	Outstanding	Outstanding	Outstanding	Outstanding Common
Ownership by	Common Shares	Common Shares	Common Shares	Shares Held and
Goldcorp	Held and Issued(2)(3)	Held and Issued(2)(3)	Held and Issued(2)(3)	Issued(2)(3)

Before exercise of	31,151,200	31,151,200	31,151,200	31,151,200
Primero Share Payment	(35.50%)	(35.50%)	(35.50%)	(35.50%)
Option

Common Shares issuable	7,875,000	10,500,000	15,750,000	31,500,000
upon exercise of Primero	(8.24%)	(10.68%)	(15.21%)	(26.41%)
Share Payment Option

After exercise of Primero	39,026,200	41,651,200	46,901,200	62,651,200
Share Payment Option	(40.80%)	(42.38%)	(45.30%)	(52.52%)

_______________
Notes:

(1)

Either the Initial Maturity Payment Price (90% of the volume weighted average trading price of the Common Shares for the five trading days ending on the maturity date) or the Revised Maturity Payment Price (the greater of (a) the Initial Maturity Payment Price, and (b) 90% of the volume weighted average trading price of the Common Shares for the five trading days ending on the extended maturity date).

(2)

Assumes that at the payment date Primero has 87,780,669 Common Shares outstanding (the number outstanding at April 5, 2011) and Goldcorp holds, directly and indirectly, 31,151,200 Common Shares (the number reported on SEDI at April 5, 2011).

(3)

Assumes that at the payment date the principal amount of the Note to be repaid is C$63,000,000. This amount is determined by assuming the entire principal amount of the Note (US$60,000,000) is outstanding and converting that amount at the contractually agreed fixed exchange rate (US$1 = C$1.05).

           If the Conversion Price is less than $2.00, Primero will need to obtain the consent of its shareholders to issue more than 31,500,000 Common Shares upon exercise of the Primero Share Payment Option.

           Recommendation of the Board. The Board believes that having the ability to repay the principal amount of the Note in Common Shares is an important option that should be made available to management of Primero. Such an option gives Primero the most flexibility in determining whether to pay the Note in Common Shares or cash after taking into account the relevant considerations, including the capital requirements of Primero at the maturity date of the Note, the ability to refinance and the dilution to shareholders other than Goldcorp. The Board recommends that shareholders vote in favour of the resolution authorizing Primero, at its discretion, to issue Common Shares on the exercise of the Primero Share Payment Option. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the resolution to approve the Primero Share Payment Option.

           Form of Resolution to be Considered. At the Meeting, shareholders will be asked to consider and approve a resolution authorizing Primero to issue up to 31,500,000 Common Shares on the exercise of the Primero Share Payment Option, representing 35.88% of Primero’s current issued and outstanding Common Shares (based on 87,780,669 issued and outstanding Common Shares). To be approved, the resolution will need to be passed by a simple majority of the Common Shares voted by shareholders of the Company who vote on the matter in person or by proxy at the Meeting. Goldcorp (and its affiliates) is not entitled to vote the Common Shares it holds (31,151,200 Common Shares) on the resolution. The form of resolution to be put forward at the Meeting will be substantially as follows:

“Resolved that the Company is hereby authorized, at the discretion of the Board, to issue up to 31,500,000 Common Shares of the Company to settle amounts payable under a US$60 million convertible promissory note dated August 6 , 2010 issued to Desarrollos Mineros San Luis, S.A. de C.V.”

ADDITIONAL INFORMATION

           Additional information relating to the Company, including the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010, can be found on SEDAR at www.sedar.com. Copies of the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010 are available upon request from the Company’s Vice President, Investor Relations at Suite 1202, 120 Adelaide Street West, Toronto, Ontario, telephone number: 416-814-3168, or fax number 416-814-3170. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

           The audited consolidated financial statements, the report of the auditor, and management’s discussion and analysis for the year ended December 31, 2010 will be placed before shareholders at the Meeting.

           As at the date of this Information Circular, management of Primero is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

           The contents of this Information Circular and its distribution to shareholders of Primero have been approved by the board of directors.

DATED at Vancouver, British Columbia on April 5, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Wade Nesmith
Executive Chairman

APPENDIX “A”

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.	INTRODUCTION

A.

The Primero Mining Corp. (“Primero Mining” or the “Company”) Board of directors (the “Board”) has a primary responsibility to promote and act in the best interests of the Company and is accountable to the shareholders as a whole.

B.

The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to- day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

	C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Executive Chair and Lead Director, approved by the entire Board and elected annually by the shareholders.

	B.	A majority of directors comprising the Board must qualify as independent directors.

	C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

	A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Notice of Articles and Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

		ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Executive Chair and CEO, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

	i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

	ii)	appoint the CEO and plan CEO succession;

	iii)	set terms of reference for the CEO;

	iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

	v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

	vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

	vii)	set the CEO’s compensation;

	viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

	ix)	approve decisions relating to senior management, including:

		a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

		b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

		c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

x)	approve certain matters relating to all employees, including:

	a)	the Company’s broad compensation strategy and philosophy;

	b)	new benefit programs or material changes to existing programs; and

xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

	i)	adopt and periodically review a strategic planning process for the Company;

ii)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

	iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

	iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

	v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

	vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

	i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results press releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

	iii)	declare dividends;

iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

	i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

	ii)	approve any plans to hedge sales; and

	iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

	i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

	ii)	approve and act as the guardian of the Company’s corporate values, including:

a)

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

		b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

		c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.

	iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

	iv)	periodically review the Company’s Environmental, Health and Safety Policy and regularly review the Company’s Environmental, Health and Safety Reports.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

	i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

	ii)	approve and periodically review the Company’s communications policy;

	iii)	ensure the Board has measures in place to receive feedback from shareholders;

	iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

	v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

	vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

	viii)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

	ix)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

	A.	The Board is responsible for:

		i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained;

		ii)	recommending changes in the Notice of Articles and Articles, matters requiring shareholder approval, and setting agendas for shareholder meetings; and

		iii)	supervising the management of the business and affairs of the Company

B.

The Business Corporations Act (British Columbia) identifies the following as legal requirements for each member of the Board (in addition to any statute or rule of law or equity relating to duties or liabilities of directors):

i)

to act honestly and in good faith with a view to the best interests of the Company, known as the director’s fiduciary duty, which dictates a strict standard of conduct imparting loyalty and good faith, including the following obligations:

a)

to disclose in writing to the Company any conflicts of interest (that is, any direct or indirect interest of the director in a contract or transaction that is material to the Company) in sufficient detail to allow the other directors to understand the nature and extent of that interest; and if the director fails to do so, to account to the Company for any resulting profits from such conflict of interest;

b)

not to profit from the director’s fiduciary position, or place himself or herself in a position that may put personal interests ahead of the Company’s interests, including by not appropriating or diverting corporate opportunities or benefits;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	to disclose to the Board information vital to the business of the Company in the director’s possession;

ii)

to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances, known as the directors’ duty of care, which includes devoting reasonable time and attention to the affairs of the Company; and

iii)	to act in accordance with the Business Corporations Act (British Columbia) and any regulations thereto, and the Notice of Articles and Articles of the Company.